Exhibit 99.2

CREDIT AGREEMENT

dated as of

June 9, 2009

among

BIOVAIL CORPORATION,

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

as Administrative Agent

J.P. MORGAN SECURITIES INC. and SCOTIA CAPITAL INC.,

as Joint Bookrunners and Joint Lead Arrangers

THE BANK OF NOVA SCOTIA and NATIONAL BANK OF CANADA,

as Syndication Agents

HSBC BANK CANADA and THE TORONTO-DOMINION BANK,

as Documentation Agents

TABLE OF CONTENTS

SCHEDULES:

Schedule 1.01 -- Significant Subsidiaries
Schedule 2.01 -- Commitments
Schedule 3.05 -- Properties
Schedule 3.06 -- Disclosed Matters
Schedule 3.12 -- Canadian Pension Plan and Benefit Plans
Schedule 3.14 – Material Contracts
Schedule 3.16 -- Insurance
Schedule 3.17 -- Capitalization and Subsidiaries
Schedule 3.20 -- Affiliate Transactions
Schedule 3.27 -- Intellectual Property
Schedule 5.16 – Post Closing Items
Schedule 6.01 -- Existing Indebtedness
Schedule 6.02 -- Existing Liens
Schedule 6.04 -- Investments
Schedule 6.10 -- Restrictive Agreements
Schedule 6.21 – Pharma Pass SA Contracts

EXHIBITS:

Exhibit A -- Form of Assignment and Assumption
Exhibit B -- Form of Borrowing Request
Exhibit C -- Form of BA Equivalent Note
Exhibit D -- Form of Increasing Lender Agreement
Exhibit E -- Form of Augmenting Lender Agreement
Exhibit F -- Form of Compliance Certificate

CREDIT AGREEMENT dated as of June 9, 2009 (as it may be amended or modified from time to time, this “Agreement”), between Biovail Corporation, the LENDERS party hereto, and JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Administrative Agent.

The parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01	Defined Terms.

As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acquisition” means any acquisition (whether by purchase, merger, consolidation or otherwise) or series of related acquisitions by any Loan Party of (a) all or substantially all or any significant portion of the assets of a Person or division or line of business or a business unit of a Person, or (b) all or substantially all of the Equity Interests of a Person.

“Additional Guarantor” means any direct or indirect Subsidiary of the Borrower (other than the Significant Subsidiaries in existence as of the Effective Date), which has become a Guarantor by delivering a Loan Guarantee in favour of the Administrative Agent.

“Adjusted Equity” means,  as of the last day of any fiscal quarter of the Borrower, Equity of the Borrower (on a consolidated basis) on such date, plus the sum of all amounts added back to EBITDA in respect of acquired In-Process Research and Development Expenditures (as defined under GAAP) pursuant to clause (a)(iv) of the definition of EBITDA during such fiscal quarter and the previous 7 fiscal quarters of the Borrower, all as determined in accordance with GAAP.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A., Toronto Branch, in its capacity as administrative agent for the Lenders hereunder.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Aggregate Consideration” means, in relation to an Acquisition, the total value of the consideration paid or liability assumed by the purchaser making such Acquisition, less the value of equity issued by the Borrower, (x) which is issued as part of the purchase price for such Acquisition; or (y) the proceeds of which are invested in the Borrower specifically to provide all or part of the purchase price for such Acquisition.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the U.S. Base Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%, and (c) the Adjusted LIBO Rate for a one (1) month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on the Reuters Screen LIBOR01 Page (or on any successor or substitute page) at approximately 11:00 a.m. London time on such day.  Any change in the Alternate Base Rate due to a change in the U.S. Base Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the U.S. Base Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

“Applicable Percentage” means, with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment; provided that in the case of Section 2.19 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the total Commitments (disregarding any Defaulting Lender's Commitment) represented by such Lender's Commitment.  If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments and to any Lender's status as a Defaulting Lender at the time of determination.

“Applicable Rate” means, for any day, with respect to any Borrowing, or with respect to the facility fees payable hereunder, as the case may be, the applicable rate per annum set forth in the table below with respect to the applicable Type of Borrowing applicable at such time or for such period as determined by reference to the Total Debt to EBITDA Ratio most recently certified to the Agent and the Lenders pursuant to Section 5.01(c):

Level	Total Debt to EBITDA Ratio	Prime Rate/ Alternate Base Rate	Adjusted LIBO Rate/ BA stamping fee/ Letters of Credit	Facility Fee Rate
I	Less than or equal to 0.50 to 1.00	2.50%	3.50%	0.50%
II	Greater than 0.50 to 1.00 but less than or equal to 1.25 to 1.00	3.00%	4.00%	0.50%
III	Greater than 1.25 to 1.00 but less than or equal to 2.00 to 1.00	3.50%	4.50%	0.75%
IV	Greater than 2.00 to 1.00	4.00%	5.00%	0.75%

2.

Adjustments, if any, to the Applicable Rate shall be effective five Business Days after the Administrative Agent has received the applicable Compliance Certificate; provided that if a Default has occurred and is continuing, the Applicable Rate shall not be reduced until such time as such Default has been cured or waived.  If the Borrower fails to deliver the Compliance Certificate to the Administrative Agent at the time required hereunder, then the Applicable Rate shall be the highest Applicable Rate set forth in the foregoing table until five days after such Compliance Certificate is so delivered.  Subject to the previous sentence, as of the Effective Date and until receipt by the Administrative Agent of the Borrower's financial statements for its fiscal quarter ending September 30, 2009, the Applicable Rate shall be at Level II Status.  In the event that any BA Loan or BA Equivalent Loan is outstanding on the effective date of a change in the Applicable Rate, there shall be a readjustment to the stamping fee initially paid upon the issuance thereof, as follows: the stamping fee relating to the period from the date of issuance to but excluding the effective date shall be based upon the Applicable Rate in effect during such period; and the stamping fee relating to the period from and including the effective date to but excluding the date of maturity of such BA Loan or BA Equivalent Loan shall be based upon the Applicable Rate in effect from and after the effective date; and the Lenders and the Borrower agree to promptly make all such payments as the Administrative Agent may advise are required in order to effect such adjustments.

“Approved Fund” has the meaning assigned to such term in Section 9.04.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

“Available Revolving Commitment” means, with respect to any Lender at any time, the Commitment of such Lender then in effect minus the sum of the outstanding principal amount of such Lender's Revolving Loans and the LC Exposure of such Lender at such time. For greater certainty, a Lender's Swingline Exposure shall not be deducted from such Lender's Commitment in calculating “Available Revolving Commitment”.

“BA Equivalent Loan” means a Loan in Canadian dollars made by a Non-BA Lender to the Borrower in respect of which the Borrower has issued a BA Equivalent Note.

“BA Equivalent Note” means a promissory note payable by the Borrower to a Non-BA Lender in the form of Exhibit C attached hereto.

“BA Lender” means any Lender who accepts and purchases Bankers' Acceptances.

“Bankers’ Acceptance” or “BA” means a bill of exchange or a blank non-interest bearing depository bill as defined in the Depository Bills and Notes Act (Canada) drawn by the Borrower and accepted by a BA Lender in respect of which the Borrower becomes obligated to pay the face amount thereof to the holder (which may be a third party or such BA Lender) upon maturity.

“Banking Services” means each and any of the following bank services provided to any Loan Party by any Finance Party or any Affiliate of any Finance Party:  (a) credit cards for commercial customers (including, without limitation, “commercial credit cards”, purchasing cards and cardless e-payable services), (b) stored value cards and (c) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

3.

“Banking Services Obligations” of the Loan Parties means any and all obligations of the Loan Parties to any one or more of the Finance Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Bankruptcy Code” means the provisions of title 11 of the United States Code, 11 U.S.C. §§101 et seq.

“Barbados Property” means the property located at Lot B, Welches, Christ Church, Barbados, WI.

“Biovail Insurance” means Biovail Insurance Incorporated, a corporation incorporated pursuant to the laws of Barbados.

“Biovail Insurance Trust Indenture” means the trust indenture dated as of June 25, 2003 entered into between Biovail Insurance, Zurich Insurance Company and others.

“Biovail Lux” means Biovail International S.a.r.l., a corporation incorporated pursuant to the laws of Luxembourg.

“Biovail SA” means Biovail S.A., a corporation incorporated pursuant to the laws of Switzerland.

“Biovail SA Indebtedness” means Indebtedness existing as of the date hereof owing by the Borrower and Biovail Laboratories International SRL to Biovail SA in the maximum aggregate principal amount of $6,100,000.

“Biovail UK” means Biovail U.K. Ltd., a corporation incorporated pursuant to the laws of the United Kingdom.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means Biovail Corporation, a corporation continued under the federal laws of Canada.

“Borrowing” means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of BA Loans, BA Equivalent Loans or Eurodollar Loans, as to which a single Interest Period is in effect, (b) a Swingline Loan or (c) the issuance of a Letter of Credit.

“Borrowing Request” means a request by the Borrower for a Revolving Borrowing in accordance with Section 2.03.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario are authorized or required by law to remain closed; provided that, when used in connection with an ABR Loan, the term “Business Day” shall also exclude any day on which commercial banks in New York City are authorized or required by law to remain closed; provided further that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which commercial banks in New York City are authorized or required by law to remain closed or on which banks are not open for dealings in dollar deposits in the London interbank market.

4.

“CDOR Rate” means on any day the annual rate of interest which is the rate determined as being the arithmetic average (rounded to the nearest one hundred-thousandth of one percent (with 0.000005 being rounded up)) of the quotations of all institutions listed in respect of the rate for Canadian dollar denominated bankers’ acceptances for the relevant period displayed and identified as such on the “Reuters Screen CDOR Page” (as defined in the International Swap Dealer Association, Inc. definitions, as modified and amended from time to time) as of 10:00 A.M. Toronto, Ontario local time on such day and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 A.M. Toronto, Ontario local time to reflect any error in a posted rate of interest or in the posted average annual rate of interest).  If such rates are not available on the Reuters Screen CDOR Page on any particular day, then the CDOR Rate on that day shall be calculated as the arithmetic mean (rounded to the nearest one hundred-thousandth of one percent (with 0.000005 being rounded up)) of the rates applicable to Canadian dollar denominated bankers’ acceptances for the relevant period publicly quoted for customers in Canada by those Lenders which are banks listed in Schedule I of the Bank Act (Canada) as of 10:00 A.M. Toronto, Ontario local time on such day; or if such day is not a Business Day, then on the immediately preceding Business Day.

“Canada Pension Plan” means the pension benefit plan maintained by the Government of Canada.

“Canadian Benefit Plans” means any plan, fund, program, policy or agreement, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability or life insurance, maintained by any Loan Party or any Subsidiary of any Loan Party or under which any Loan Party or any Subsidiary of any Loan Party has any actual or potential liability with respect to any employee or former employee, but shall not include any Canadian Pension Plans or statutory plans with which any Loan Party or its Subsidiaries is required to comply, including the Canada Pension Plan, the Quebec Pension Plan, or plans administered pursuant to applicable provincial health tax, workers’ compensation, workers’ safety and insurance and unemployment insurance legislation.

“Canadian dollars” and “C$” means dollars in the lawful currency of Canada.

“Canadian Pension Plan” means any pension plan, supplemental pension, retirement savings, deferred profit sharing or other retirement income plan or arrangement of any kind, registered or unregistered, established, maintained or contributed to by a Loan Party or any Subsidiary of a Loan Party for its employees or former employees, but does not include the Canada Pension Plan or the Quebec Pension Plan.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof), of Equity Interests representing more than 25% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated by the board of directors of the Borrower nor (ii) appointed by directors so nominated; or (c) the acquisition of direct or indirect Control of the Borrower by any Person or group.

5.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans or Swingline Loans.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means any and all property or rights owned, leased or operated by a Person covered by the Collateral Documents and any and all other property or rights owned, leased or operated by any Loan Party, now existing or hereafter acquired, that may at any time be or become subject to a security interest or Lien in favour of the Administrative Agent (on behalf of the Lenders, and the Issuing Bank) pursuant to the Collateral Documents in order to secure the Secured Obligations.

“Collateral Documents” means each Security Document (including mortgages), each Control Agreement and each other document granting a Lien upon any of the Collateral as security for payment of the Secured Obligations and “Collateral Document” means any one of them.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.09 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04.  The initial amount of each Lender’s Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable.  The initial aggregate amount of the Lenders’ Commitments is $410,000,000.

“Compliance Certificate” means a certificate of a Financial Officer of the Borrower furnished to the Administrative Agent pursuant to Section 5.01(c).

{Definition Deleted}

“Contracts” means licences of Intellectual Property, manufacturing agreements, joint ventures, marketing contacts, clinical trial contracts, research and development contracts and all other agreements, franchises, leases, easements, servitudes, privileges and other rights acquired from other Persons, as the same may be amended, supplemented, restated or replaced from time to time and when used in relation to a Person, the term “Contracts” shall mean and refer to the Contracts to which such Person is a party or by which it is bound or to which such Person may hereafter become a party or be bound and “Contract” means any one thereof.

6.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Control Agreement” means an agreement, in form and substance reasonably satisfactory to the Administrative Agent, among (a) the applicable Loan Party, (b) a financial institution, securities broker or securities intermediary at which such Loan Party maintains a Deposit Account or a Securities Account, and (c) the Administrative Agent, providing for the Administrative Agent to have control over the funds held in such Deposit Account or Securities Account.

“Convertible Notes” means the 5.375% Convertible Senior Unsecured Debentures due August 1, 2014 issued by the Borrower pursuant to the Convertible Notes Indenture and any notes, debentures or similar instruments issued to refinance or otherwise replace such debentures.

“Convertible Notes Indenture” means that certain Indenture to be dated as of  June 10, 2009 between the Borrower, as issuer and The Bank of New York Mellon and BNY Trust Company of Canada, as trustees, as the same shall be amended from time to time.

“Cover” shall be effected by paying to the Administrative Agent for the benefit of the Lenders immediately available and freely transferable funds in Canadian dollars in the full amount of outstanding BA Loans and BA Equivalent Loans, which funds shall be held by the Administrative Agent in a collateral account maintained by the Administrative Agent to provide for the payment of such outstanding Loans.

{Definition Deleted}

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender, as determined by the Administrative Agent, that has (a) failed to fund any portion of its Loans or participations in Letters of Credit or Swingline Loans within three Business Days of the date required to be funded by it hereunder, (b) notified the Borrower, the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Finance Party in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement, other Loan Documents or under other agreements in which it commits to extend credit, (c) failed, within three Business Days after request by the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans, (d) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (e) (i) become or is insolvent or has a parent company that has become or is insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment.

7.

“Deposit Account” has the meaning set forth in Article 9 of the UCC.

“Disclosed Matters” means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.06.

“dollars”, “$”, “United States dollars” or “U.S.$” refers to lawful money of the United States of America.

“Dublin Property” means the property located at Unit 3200, Lake Drive, Citywest Business Campus, Dublin 24, Ireland.

“EBITDA” means, for any period, Net Income for such period plus (a) without duplication and to the extent deducted in determining Net Income for such period, the sum of

(i) Interest Expense for such period,

(ii) income tax expense for such period,

(iii) all amounts attributable to depreciation and amortization expense for such period, and

(iv) any extraordinary non-cash and non-recurring charges for such period (including acquired in process research and development write offs but excluding any loss or charge from any sale, transfer, lease or other disposition of assets during such period), minus (b) without duplication and to the extent included in Net Income,

(v) any extraordinary non-cash and non-recurring gains, and

(vi) any non-cash items of income for such period,

all calculated for the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP.  Notwithstanding the foregoing, if during any period for which EBITDA is being determined, the Borrower or any of its Subsidiaries shall have consummated any acquisition permitted under Section 6.04 or any sale, transfer, lease or other disposition permitted under Section 6.05(f) of any business or operating unit or group of assets, then, for all purposes of this Agreement, EBITDA shall be determined on a pro forma basis, taking into account the positive historical EBITDA generated by such business or operating unit or group of assets as if such acquisition, sale, transfer, lease or other disposition had been consummated on the first day of such period (for the avoidance of doubt, the determination of EBITDA on a pro forma basis in connection with any acquisition, sale, transfer, lease or other disposition of any business or operating unit or group of assets, shall be computed using the actual positive historical EBITDA generated by such business or operating unit or group of assets, without any adjustment, and shall not be reduced by any negative historical EBITDA of such business or operating unit or group of assets).

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Environmental Laws” means all laws, rules, regulations, codes, guidelines, bulletins, ordinances, orders, orders-in-council, rulings, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

8.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, holding, collection, processing, transportation, storage, deposit, abandonment, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release, leakage or spoilage or threatened release, leakage or spoilage of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Order” means any order, judgment, ruling, variance, decree, publication or declaration of or by any Governmental Authority pursuant to any Environmental Law.

“Environmental Permit” means any authorization, consent, approval, license, permit, concession, certification, exemption or filing by or with any Governmental Authority pursuant to any Environmental Law.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified upon the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Equivalent Amount” means, on any date of determination, with respect to obligations or valuations denominated in one currency (the “first currency”), the amount of another currency (the “second currency”) which would result from the conversion of the relevant amount of the first currency into the second currency at the 12:00 noon rate quoted by Bloomberg on www.bloomberg.com/markets/currencies/fxc.html (Page BOFC or such other page as may replace such page for the purpose of displaying such exchange rates) on such date or, if such date is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed in writing between the Borrower and the Administrative Agent.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

9.

“Eurodollar”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excluded Account” means any Deposit Account or Securities Account which is inactive.

“Excluded Taxes” means, with respect to the Administrative Agent or any other Finance Party or any other recipient of any payment to be made by or on account of any obligation of a Loan Party hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 2.20(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 2.18(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from a Loan Party with respect to such withholding tax pursuant to Section 2.18(a).  For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the ITA.

“Face Amount” means, in respect of a BA or BA Equivalent Note, the amount stated therein to be payable to the holder thereof on its maturity.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

10.

“Finance Parties” means the Administrative Agent, the Lenders, the Swingline Lender and the Issuing Bank and “Finance Party” means any one of the Finance Parties.

“Financial Covenants” means the covenants set out in Section 6.23, Section 6.24 and Section 6.25 hereof.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supranational bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantors” means Biovail Americas Corp., BTA Pharmaceuticals, Inc., Biovail Technologies Ltd., Biovail Distribution Corporation, Prestwick Pharmaceuticals, Inc., Biovail Pharmaceuticals LLC, Hythe Property Incorporated, Biovail Holdings International SRL and Biovail Laboratories International SRL and each Additional Guarantor and “Guarantor” means any one of the Guarantors.

“Hazardous Materials”  means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

11.

“Hostile Acquisition” means (a) the acquisition of the Equity Interests of a Person through a tender offer or similar solicitation of the owners of Equity Interests of such Person which has not been approved (prior to such acquisition) by the board of directors (or any other applicable governing body) of such Person or by similar action if such Person is not a corporation and (b) any such acquisition as to which such approval has been withdrawn.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and BA Equivalent Notes and (k) any other Off-Balance Sheet Liability.  The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Information Memorandum” means the Offering Memorandum dated June 3, 2009 relating to the Borrower and the Convertible Notes.

“Insolvency Laws” means each of the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and any other applicable state, provincial, territorial or federal bankruptcy, insolvency or receivership laws, each as now and hereafter in effect, any successors to such statutes and any other applicable similar law of any jurisdiction, including any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it and including any rules and regulations pursuant thereto.

“Intellectual Property” means, individually and collectively, trademarks, trademark rights, service marks, service mark rights, business names, business name rights, trade styles, other business identifiers, trade names, trade name rights, copyrights, patents, patent rights, trade secrets, industrial designs, technology, inventions, know how, internet domain names, licenses, franchises, permits and other intellectual property, including any applications and registrations pertaining thereto and with respect to trademarks, service marks and tradenames, the goodwill of the business symbolized thereby and connected with the use thereof.

“Interest Election Request” means a request by the Borrower to convert or continue a Revolving Borrowing in accordance with Section 2.08.

“Interest Expense” means, with reference to any period, total interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP), calculated on a consolidated basis for the Borrower and its Subsidiaries for such period in accordance with GAAP.

12.

“Interest Payment Date” means (a) with respect to any ABR Loan or Prime Rate Loan (other than a Swingline Loan), the last day of each of March, June, September and December, (b) with respect to any BA Loan, BA Equivalent Loan or Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Borrowing by way of BAs, BA Equivalent Loans or Eurodollars with an Interest Period of more than three (3) months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three (3) months’ duration after the first day of such Interest Period, and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means (a) with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect, and (b) with respect to any Borrowing by way of BAs or BA Equivalent Loans, the period commencing on the date of such Borrowing and ending 30, 60, 90 or 180 days thereafter, subject to availability, as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of Eurodollar Borrowings only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period.  For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a Revolving Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Issuing Bank” means JPMorgan Chase Bank, N.A., Toronto Branch in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.06(i).  The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“ITA” means the Income Tax Act (Canada), as amended.

“Judgment Currency” has the meaning assigned to such term in Section 9.15(a).

“Judgment Currency Conversion Date” has the meaning assigned to such term in Section 9.15(a).

“LC Disbursement” means a payment made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time.  The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

13.

“Leased Properties” means each of the properties listed on Schedule 3.05 and “Leased Property” means any one of them.

“Legal Requirement” means with respect to any Person any law, statute, ordinance, decree, requirement, directive, order, judgment, treaty, rule, guideline, bulletin, license, permit, code or regulation having the force of law, or with which it is customary or prudent for a Lender or the Administrative Agent to comply, and any applicable determination, interpretation, ruling, order or decree, of any Governmental Authority or arbitrator, which is legally binding upon the Administrative Agent, any Lender, the Borrower or any Guarantor, whether presently existing or arising in the future, including all Environmental Laws.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.  Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender.

“Letter of Credit” means any letter of credit issued pursuant to this Agreement.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Page 3750 of the Dow Jones Market Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period.  In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loans” means the loans made by the Lenders to the Borrower pursuant to this Agreement.

“Loan Documents” means this Agreement, any promissory notes issued pursuant to the Agreement, any Letter of Credit applications, the Collateral Documents, the Loan Guarantees and all other agreements, instruments, security, documents and certificates identified in Section 4.01 executed by or on behalf of any Loan Party and delivered to, or in favour of, the Administrative Agent or any other Finance Party and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Loan Party, and delivered to the Administrative Agent or any Lender in connection with the Agreement or the transactions contemplated thereby.  Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

14.

“Loan Guarantees” means the one or more guarantees to be entered into from time to time by the Guarantors in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which the Guarantors shall guarantee the Secured Obligations of the Borrower on a full recourse basis.

“Loan Parties” means (i) the Borrower, (ii) the Guarantors, (iii) any other Significant Subsidiaries in existence as of the Effective Date, (iv) any additional Significant Subsidiary or other Person (including, without limitation, any Subsidiary existing as of the Effective Date), in each case, that becomes a Guarantor, and (v) the successors and assigns of any of the Persons described in clause (i) through (iv) of this definition and “Loan Party” means any one of the Loan Parties.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations, prospects or financial condition of the Borrower and the Subsidiaries taken as a whole, (b) the ability of the Borrower to perform any of its obligations under this Agreement or any other Loan Document or (c) the rights of or benefits available to the Lenders under this Agreement or any other Loan Document.

“Material Contracts” means at any particular time, with respect to the Borrower and its Subsidiaries, any third party Contract (i) existing as of the date hereof producing revenues on an annual basis in an amount which is in excess of 10% of the total revenues of the Borrower on a consolidated basis (based on historical revenues for the previous fiscal year), or (ii) entered into after the date hereof producing revenues on an annual basis in an amount which is in excess of 5% of the total revenues of the Borrower on a consolidated basis (based on historical revenues for the previous fiscal year), or any Contract the breach or default of which would result in a Material Adverse Effect, all such Material Contracts of the Borrower and the Guarantors as of the date hereof being listed on Schedule 3.14, all as may be amended, supplemented, restated or replaced from time to time; and, when used in relation to any Person, the term “Material Contracts” shall mean and refer to Material Contracts to which such Person is a party or by which it is bound or may hereafter become a party or be bound and “Material Contract” means any one thereof.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrower and its Subsidiaries in an aggregate principal amount exceeding $25,000,000.  For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Maturity Date” means June 9, 2012.

“Mississauga Property” means the property located at 7150 Mississauga Road, Mississauga, Ontario L5N 8M5.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgaged Property” means 100 LifeSciences Parkway, Steinbach, Manitoba.

15.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Income” means, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries from continuing operations, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.  For the avoidance of doubt, the determination of Net Income will exclude any non-cash write-off or write down of goodwill or other intangible assets in connection with any impairment charge for such period as required by GAAP.

“Non-BA Lender” means a Lender that is not permitted by Applicable Law or by customary market practice to stamp, for purposes of subsequent sale, or accept, a Bankers’ Acceptance or which does not stamp or accept Bankers’ Acceptances from time to time.

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans, all LC Exposure, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations of the Loan Parties to each of the Finance Parties or to any indemnified party arising under the Loan Documents, in each case, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred.

“Off-Balance Sheet Liability” of a Person means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any indebtedness, liability or obligation under any so-called “synthetic lease” transaction entered into by such Person, or (c) any indebtedness, liability or obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheets of such Person (other than operating leases).

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Participant” has the meaning set forth in Section 9.04.

“Patriot Act” has the meaning set forth in Section 9.17.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisition” means any Acquisition which meets each of the following criteria:

(a)	at the time of and after giving effect to such Acquisition, no Default has occurred and is continuing;

16.

(b)	such Acquisition is not a Hostile Acquisition;

(c)
the Person being acquired or whose assets, division, line of business or business unit is being acquired, is engaged in a line of business in which the Loan Parties are engaged as of, or immediately prior to, the Effective Date, or any similar or related or complementary business, or that is a reasonable extension or expansion thereof, or any business which provides a service and/or supplies products in connection with a line of business in which the Loan Parties are engaged as of, or immediately prior to, the Effective Date;

(d)
the Aggregate Consideration paid by the Loan Parties for such Acquisition (including for this purpose all transaction costs and all Indebtedness (including all fixed deferred payments, but for greater certainty excluding any variable earn out payments or similar obligations) incurred or assumed in connection with such Acquisition) shall not exceed $250,000,000, except with the prior written consent of the Required Lenders acting reasonably;

(e)
as soon as available, but no later than concurrently with the closing of such Acquisition, the Loan Parties shall submit to the Administrative Agent (A) notice of such Acquisition, (B) copies of all business and financial information reasonably requested by the Administrative Agent, (C) pro forma financial statements which demonstrate, on a pro forma basis, compliance with the Financial Covenants; and (D) a certificate of a Financial Officer certifying that such pro forma financial statements present fairly in all material respects the financial condition of the Borrower and its Subsidiaries on a consolidated basis as of the date thereof after giving effect to such Acquisition and setting forth reasonably detailed calculations demonstrating compliance with the Financial Covenants set forth in clause (C) above, and which shall include a representation and warranty as to compliance with each of the other criteria for a “Permitted Acquisition”;

(f)
if such Acquisition is structured as a merger involving a Loan Party or any Subsidiary and a Person that is not a Subsidiary, such Loan Party or such Subsidiary will be the surviving entity, or otherwise, the surviving entity shall become a Loan Party;

(g)
no Loan Party shall, as a result of or in connection with any such Acquisition, assume or incur any direct or contingent liabilities (whether relating to environmental, tax, litigation, or other matters) that would be reasonably likely to have a Material Adverse Effect; and

(h)
if, as a result of such Acquisition or investment, a Significant Subsidiary is formed or acquired, or any material assets (including any real property) having a value in excess of $25,000,000 are acquired, the Loan Parties shall comply with all applicable provisions of Section 5.15.

“Permitted Encumbrances” means:

(a)	Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.04;

17.

(b)
landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.04;

(c)	pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d)
deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)	judgment liens in respect of judgments that do not constitute an Event of Default under clause (k) of Article VII; and

(f)
easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary.

“Permitted Investments” means:

(a)
direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or Canada (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America or Canada, as applicable), in each case maturing within one (1) year from the date of acquisition thereof;

(b)	investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c)
investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or Canada or any State or Province thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d)
fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e)
money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

18.

“Permitted Lien” means Liens permitted by Section 6.02.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, unlimited liability company, partnership, limited partnership, Governmental Authority or other entity.

“Pharma Pass SA Contracts” means the two contracts between Pharma Pass SA and certain third parties as more particularly described in Schedule 6.21 and any similar contracts entered into from time to time by Pharma Pass SA in respect of the business operations described in Schedule 6.21.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“PPSA” means the Personal Property Security Act (Ontario), including the regulations thereto, provided that, if perfection or the effect of perfection or non-perfection or the priority of any Lien created hereunder or under any other Loan Document on the Collateral is governed by the personal property security legislation or other applicable legislation with respect to personal property security in effect in a province or other jurisdiction other than Ontario, “PPSA” means the Personal Property Security Act or such other applicable legislation in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Prime Rate” means the greater of (a) the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as the prime rate of the Administrative Agent for Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days or 366 days in the case of a leap year and (b) the sum of (i) the average rate per annum for Canadian dollar bankers’ acceptances for BA Lenders having a term of 30 days that appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the date of determination, as reported by the Administrative Agent plus (ii) 1% per annum.

“Proceeds of Realization”, in respect of the Loan Guarantees and the Collateral Documents or any portion thereof, means all amounts received by the Administrative Agent and any other Finance Party in connection with: (i) any realization thereof, whether occurring as a result of enforcement or otherwise; (ii) any sale, expropriation, loss or damage or other disposition of the Collateral or any portion thereof; and (iii) the dissolution, liquidation, bankruptcy or winding-up of any Loan Party or any other distribution of its assets to creditors.

“Puerto Rico Properties” means the properties located at (i) State Road No 698, Kilometer 0.8, Barrio Mameyal, Dorado, Puerto Rico, 00646, Puerto Rico, (ii) Avenue Iterregui, Street Blot #34, Sabana Abajo Industrial Park, Carolina, Puerto Rico, 00983, and (iii) #51 Villas de Golf Este, Dorado del Mar, Dorado, Puerto Rico 00646.

“Quebec Pension Plan” means the pension benefit plan maintained by the Province of Quebec.

“Register” has the meaning set forth in Section 9.04.

19.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and associates, and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates and associates (the term “associate” having the meaning ascribed thereto in the Canada Business Corporations Act).

“Relevant Jurisdictions” means, from time to time, (i) with respect to the Borrower and each Guarantor, the province or territory in Canada or the relevant country or political subdivision in any other country in which the Borrower or such Guarantor has its chief executive office or chief place of business and any province or territory in Canada or any country or relevant political subdivision in any other country in which the Borrower or such Guarantor has, based on the consolidated financial statements for the Borrower’s most recently completed fiscal year, property, assets and undertaking having a book value in excess of $25,000,000 or generates EBITDA for any annual period in excess of $25,000,000, including for greater certainty as at the date hereof the jurisdictions set out in Schedule 3.05 in respect of the Borrower and each Guarantor identified therein; and (ii) with respect to any Person in respect of which Liens are to be granted to the Administrative Agent pursuant to Section 5.15, each province, territory or relevant political subdivision where such Liens are registered, filed or recorded.

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing not less than 51% of the sum of the total Revolving Credit Exposures and unused Commitments at such time.

“Requirements of Health Care Law” means with respect to any Person at any time all Requirements of Law relating to health care, patient care, medical insurance, medical assistance programs, drugs, pharmacies and health care professionals in any Relevant Jurisdiction or any other jurisdiction in which such Person carries on business or has property, assets or undertaking.  Without limiting the foregoing, Requirements of Health Care Law shall include:

(a)
in the United States, all (i) federal and state fraud and abuse laws and regulations, including, without limitation, the federal patient referral law, 42 U.S.C. §1395nn, commonly known as “Stark II”, the federal anti-kickback law, 42 U.S.C. §1320a-7b, the federal civil monetary penalty statute 42 U.S. §1320a-7a, federal laws regarding the submission of false claims, false billing, false coding, and similar state laws and regulations; (ii) federal and state laws applicable to reimbursements and reassignment; (iii) the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations thereto; (iv) federal statutes and regulations affecting the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act and any statutes succeeding thereto; (v) federal and state statutes and regulations affecting the Tricare, CHAMPUS, Veterans, and black lung disease programs and any other health care program financed with United States government funds; (vi) all federal and state statutes and regulations affecting the medical assistance program established by Titles V, XIX, XX, and XXI of the Social Security Act and any statutes succeeding thereto, and all state statutes and plans for medical assistance enacted in connection with or related to the federal statutes and regulations; and (vii) any other federal or state law or regulation governing health care, applicable to drugs and pharmacies or which regulate health care professions;

(b)
in Canada, all (i) provincial legislation and regulations applicable to accountability and/or accessibility to health care; (ii) federal and provincial legislation and regulations applicable to drugs and pharmacies; (iii) provincial legislation and regulations which regulate and control health professions; (iv) provincial legislation and regulations affecting health insurance; (v) the Canada Health Act and the regulations thereunder; (vi) the Personal Information Protection and Electronic Documents Act and regulations thereunder; (vii) provincial legislation and regulations applicable to the privacy of health information and (viii) any other federal or provincial legislation or regulations governing health care; and

20.

(c)	the equivalent of (a) and (b) in any other Relevant Jurisdiction or other jurisdiction where such Person has property or carries on business.

“Requirement of Law” means, as to any Person, the certificate of incorporation, amalgamation or continuance and by laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Borrower or any option, warrant or other right to acquire any such Equity Interests in the Borrower.

“Revolving Credit Exposure” means, with respect to any Lender at any time, without duplication, the sum of the outstanding principal amount of such Lender’s Revolving Loans and its LC Exposure and Swingline Exposure at such time.

“Revolving Loan” means a Loan made pursuant to Section 2.03.

“S&P” means Standard & Poor’s.

“Secured Obligations” means all Obligations, together with all (a) Banking Services Obligations and (b) Swap Obligations owing to any Person that is a Finance Party or an Affiliate thereof, or that was a Finance Party or an Affiliate thereof at the time the relevant Swap Agreement was entered into; provided that the Finance Party party thereto (other than JPMorgan Chase Bank, N.A., Toronto Branch) shall have delivered written notice to the Administrative Agent that such a transaction constitutes a Secured Obligation entitled to the benefits of the Collateral Documents.

“Securities Account” has the meaning assigned to such term in the Securities Transfer Act, 2006 (Ontario) or Article 8 of the UCC, as applicable.

“Security Documents” shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Loan Parties in favour of the Administrative Agent for the benefit of the Finance Parties or any Affiliate thereof in order to grant directly or indirectly to the Administrative Agent a Lien on the Collateral as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent.

21.

“Significant Subsidiary” means (a) each Subsidiary of the Borrower listed on Schedule 1.01 hereto, (b) any wholly-owned Subsidiary of the Borrower, whether existing as of the Effective Date or formed or acquired thereafter, (i) the revenues of which, as of end of any fiscal quarter, for the period of four consecutive fiscal quarters then ended, was or is reasonably projected to be equal to or greater than 5% of the consolidated revenues of the Borrower and its Subsidiaries for such period, or (ii) the consolidated assets of which, as of end of any fiscal quarter, were or are reasonably projected to be greater than 5% of the consolidated total assets of the Borrower and its Subsidiaries as of the end of such fiscal quarter, in each case as reflected on the most recent annual or quarterly consolidated financial statements of the Borrower and its Subsidiaries and (c) any Subsidiary of the Company that owns directly or indirectly, any equity interests of any Subsidiary described in clause (a) or (b) above.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent or an Affiliate thereof is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board).  Such reserve percentages shall include those imposed pursuant to such Regulation D.  Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation.  The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Steinbach Property” means the property located at 100 LifeSciences Parkway, Steinbach, Manitoba R5G 1Z7.

“Subordinated Indebtedness” of a Person means any Indebtedness of such Person the payment of which is subordinated to payment of the Secured Obligations to the written satisfaction of the Administrative Agent.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, unlimited liability company, partnership, limited partnership, trust, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, unlimited liability company, partnership, limited partnership, trust, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent; provided, however, that any entity, the accounts of which would be consolidated with those of the parent merely due to the application of FIN46(R) of the Financial Accounting Standards Board or any similar accounting principle shall not constitute a subsidiary of the parent.

“Subsidiary” means any subsidiary of the Borrower.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

22.

“Swap Obligations” of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all Swap Agreements, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction.

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time.  The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total  Swingline Exposure at such time.

“Swingline Lender” means JPMorgan Chase Bank, N.A., Toronto Branch, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.05.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Total Debt to EBITDA Ratio” means the ratio of Indebtedness of the Borrower and its Subsidiaries (on a consolidated basis) to EBITDA of the Borrower and its Subsidiaries (on a consolidated basis).

“Transactions” means the execution, delivery and performance by the Borrower of this Agreement, the other Loan Documents, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit hereunder.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate, Alternate Base Rate, CDOR Rate or Prime Rate.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“U.S. Base Rate” means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A., Toronto Branch as its base rate for United States dollar loans made by JPMorgan Chase Bank, N.A., Toronto Branch in Canada from time to time; each change in the U.S. Base Rate shall be effective from and including the date such change is publicly announced as being effective.

“United States” and “US” means the United States of America.

“Usage” means, at any time, the ratio of the aggregate Revolving Credit Exposure of the Lenders at such time to the aggregate amount of the Lenders’ Commitments at such time.

23.

“Usage Fee” means, for any day, with respect to the facility fees payable hereunder (a) 0%, if Usage is greater than or equal to 2/3, (b)  0.25%, if Usage is greater than or equal to 1/3, but less than 2/3 and (c) 0.50%, if Usage is less than 1/3.

“wholly owned” means, with respect to a Subsidiary of any Person, a Subsidiary of such Person, all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) shares issued to foreign nationals to the extent required by Applicable Law) are owned by such Person and/or by one or more wholly owned Subsidiaries of such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.02	Classification of Loans and Borrowings.

For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”).  Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”).

SECTION 1.03	Terms Generally.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (f) the words “fiscal quarter”, “fiscal year” and “fiscal period” shall be construed to refer to a fiscal quarter, a fiscal year and a fiscal period, in each case, of the Borrower.

SECTION 1.04	Accounting Terms; GAAP.

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until  such notice shall have been withdrawn or such provision  amended in accordance herewith.

24.

SECTION 1.05	Changes in Accounting Principles.

If any changes in accounting principles, from those used in the preparation of the financial statements of the Borrower or its Subsidiaries for the 2008 fiscal year based on GAAP, occur by reason of any change in the rules, regulations, pronouncements, opinions or other requirements of the Financial Accounting Standards Board (or any successor thereto or agency with similar function), or the adoption by the Borrower or any of its Subsidiaries of the International Financial Reporting Standards (“IFRS”), and such change in accounting principles results in a change in the method or results of calculation of financial covenants or the terms related thereto contained in this Agreement, the Borrower shall, at its option, either (a) furnish to the Administrative Agent, together with each delivery of the financial statements required to be delivered hereby, a written reconciliation setting forth the differences that would have resulted if such financial statements had been prepared utilizing existing GAAP (in which case the method and calculation of financial covenants and the terms related thereto hereunder shall continue to be determined in accordance with existing GAAP) or (b) agree with the Administrative Agent to amend such financial covenants or terms in such manner as the Administrative Agent shall require in order to reflect fairly such changes so that the criteria for evaluating the financial condition of the Borrower and its Subsidiaries shall be the same in commercial effect after, as well as before, such changes are made (in which case the method and calculation of financial covenants and the terms related thereto hereunder shall be determined in the manner so agreed).

SECTION 1.06	Currency Matters.

Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to the Administrative Agent and the other Finance Parties shall be payable in the currency in which such Obligations are denominated.  Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in dollars.  For the purpose of such calculations, comparisons, measurements or determinations, amounts or proceeds denominated in other currencies shall be converted to the Equivalent Amount of dollars on the date of calculation, comparison, measurement or determination.  In particular, without limitation, for purposes of valuations or computations under Article II, Article III, Article V, Article VI and Article VII and calculating Commitments or Revolving Credit Exposure, unless expressly provided otherwise, where a reference is made to a dollar amount, the amount is to be considered as the amount in dollars and, therefore, each other currency shall be converted into the Equivalent Amount thereof in dollars.

SECTION 1.07	Conflict.

In the event of any inconsistency between the provisions of this Agreement and the provisions of any of the other Loan Documents, the provisions of this Agreement shall prevail.

SECTION 1.08	Successor Legislation.

Unless otherwise specifically indicated herein or therein, any statute referred to in this Agreement or in any other Loan Document shall be deemed to include that statute as amended, supplemented or replaced from time to time, and any successor legislation to the same general intent and effect.

25.

ARTICLE II

The Credits

SECTION 2.01	Commitments.

Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Loans to the Borrower from time to time during the Availability Period in an aggregate principal amount that will not result in (a) such Lender’s Revolving Credit Exposure exceeding such Lender’s Commitment or (b) the sum of the total Revolving Credit Exposures exceeding the total Commitments.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans.

SECTION 2.02	Loans and Borrowings.

(a)
Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Lenders rateably in accordance with their respective Commitments.  The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b)
Subject to Section 2.14, (i) each Revolving Borrowing shall be comprised of ABR Loans, Prime Rate Loans, BA Loans, BA Equivalent Loans, Eurodollar Loans or the issuance of Letters of Credit as the Borrower may request in accordance herewith.  Each Swingline Loan shall be either a Prime Rate Loan or an ABR Loan.  Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c)
At the commencement of each Interest Period for any Eurodollar Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000.  At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000; provided that an ABR Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e).  At the commencement of each Interest Period for any BA or BA Equivalent Loan, such Borrowing shall be in an aggregate amount that is an integral multiple of C$1,000,000 and not less than C$5,000,000.  At the time that each Prime Rate Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of C$1,000,000 and not less than C$5,000,000; provided that a Prime Rate Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e).  Each Swingline Loan shall be in an amount that is an integral multiple of $500,000 and not less than $1,000,000.  Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than an aggregate total of twenty (20) Eurodollar Loans, BA Loans and BA Equivalent Loans outstanding.

26.

(d)
Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

(e)
The Borrower agrees to deliver in favour of each Lender such other agreements and documentation as such Lender may reasonably require (not inconsistent with this Agreement) in respect of such Lender’s requirements for the acceptance of Bankers’ Acceptances or the issuance of BA Equivalent Notes.

SECTION 2.03	Requests for Revolving Borrowings.

To request a Revolving Borrowing, the Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 11:00 a.m., Toronto, Ontario time, three Business Days before the date of the proposed Borrowing, (b) in the case of an ABR Borrowing, not later than 11:00 a.m., Toronto, Ontario time, one Business Day before the date of the proposed Borrowing; provided that any such notice of an ABR Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e) may be given not later than 10:00 a.m., Toronto, Ontario time, on the date of the proposed Borrowing, (c) in the case of a Borrowing by way of BA Loan or BA Equivalent Loan, not later than 11:00 a.m., Toronto, Ontario time, two Business Days before the date of the proposed Borrowing or (d) in the case of a Prime Rate Borrowing, not later than 11:00 a.m., Toronto, Ontario time, one Business Day before the date of the proposed Borrowing; provided that any such notice of a Prime Rate Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e) may be given not later than 10:00 a.m., Toronto, Ontario time, on the date of the proposed Borrowing  Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in the form attached as Exhibit B and signed by the Borrower.  Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(a)	the aggregate amount of the requested Borrowing;

(b)	the date of such Borrowing, which shall be a Business Day;

(c)	whether such Borrowing is to be a Prime Rate Borrowing, an ABR Borrowing, a Eurodollar Borrowing or a BA Borrowing;

(d)	in the case of a BA Borrowing or Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(e)	the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.07.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing.  If no Interest Period is specified with respect to any requested Eurodollar Revolving Borrowing then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.  If no Interest Period is specified with respect to any requested BA Revolving Borrowing, then the Borrower shall be deemed to have selected an Interest Period of thirty (30) days.  Promptly following receipt of a  Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

27.

SECTION 2.04	Bankers’ Acceptances.

(a)
Determinations and Timing. Each determination by the Administrative Agent of the stamping fee and the discounted purchase price applicable to any BA Loan or BA Equivalent Loan shall, in the absence of manifest error, be final, conclusive and binding on the Borrower.

(b)	Criteria for BAs and BA Equivalent Notes. BAs and BA Equivalent Notes presented by the Borrower for purchase by the Lenders pursuant to this Agreement:

(i)	shall be denominated in Canadian dollars;

(ii)	shall not be less than C$5,000,000 and shall be in whole integral multiples of C$1,000,000 in excess thereof;

(iii)	shall be drawn or issued on a Business Day;

(iv)	shall have a term, subject to availability, of at least 30 days and not more than 180 days excluding days of grace;

(v)	shall mature on a Business Day on or before the Maturity Date; and

(vi)	shall be in form and substance satisfactory to each Lender, acting in accordance with then customary and accepted practices.

(c)
Lenders Holding BAs and BA Equivalent Notes. BAs and BA Equivalent Notes purchased by the Lenders hereunder may be held by any Lender for its own account until the maturity date of such BA or BA Equivalent Note or sold, rediscounted or otherwise disposed by it at any time prior thereto, in such Lender’s sole discretion.

(d)
Execution of BAs and BA Equivalent Notes. A BA or BA Equivalent Note may be manually signed by any duly authorized officer of the Borrower or the signature of any duly authorized officer of the Borrower on a BA or BA Equivalent Note may be mechanically reproduced in facsimile and BA or BA Equivalent Notes bearing such facsimile signature shall be binding upon the Borrower as if they had been manually signed by such officers.  Notwithstanding that any of the individuals whose manual or facsimile signature appears on any BA or BA Equivalent Note as one of such officers may no longer hold office at the date thereof or at the date of its acceptance or purchase by, or issue to, any Lender hereunder or at any time thereafter, any BA or BA Equivalent Note so signed shall be valid and binding upon the Borrower, unless, in the case only of blank forms of BAs and BA Equivalent Notes that have not been completed, issued, accepted or purchased hereunder, the Borrower has given to the Lender in a timely manner written notice to the contrary.

28.

(e)
Calculations. For the purposes of this Agreement, when calculations are made to determine the outstanding amount, principal amount or unpaid principal amount of any BA Loan or BA Equivalent Loan, the full Face Amount of the BA or BA Equivalent Note related to such BA Loan or BA Equivalent Loan shall be used without deduction or adjustment in respect of applicable stamping fees or any other difference between such Face Amount and the applicable discounted purchase price of such BA  or BA Equivalent Note.

(f)	Commitment to Purchase Bankers’ Acceptances and BA Equivalent Notes.

(i)
Each BA Lender which is a bank listed in Schedule I of the Bank Act (Canada) agrees to purchase those Bankers’ Acceptances which it has accepted, at a discount from the face amount thereof calculated at the CDOR Rate for the relevant period in effect on the issuance date thereof.

(ii)
Each BA Lender which is a bank listed in Schedule II or Schedule III of the Bank Act (Canada) agrees to purchase those Bankers’ Acceptances which it has accepted, at a discount from the face amount thereof calculated using a rate not in excess of the CDOR Rate for the relevant period in effect on the issuance date thereof plus up to one-tenth of one percent (0.10%).

(iii)
Each Non-BA Lender agrees to purchase BA Equivalent Notes issued to it hereunder at a discount from the face amount thereof calculated using a rate not in excess of the CDOR Rate for the relevant period in effect on the issuance date thereof plus up to one-tenth of one percent (0.10%).

(g)	Special Provisions Regarding Bankers’ Acceptances. The following provisions are applicable to Bankers’ Acceptances issued by the Borrower and accepted by any BA Lender hereunder:

(i)
Payment of Bankers’ Acceptances. The Borrower agrees to provide for each Bankers’ Acceptance by payment of the face amount thereof to the Administrative Agent on behalf of the BA Lender on the maturity of the Bankers’ Acceptance or, prior to such maturity, on the Maturity Date; and the Administrative Agent shall remit the said amount to such BA Lender and such BA Lender shall in turn remit such amount to the holder of the Bankers’ Acceptance.  If the Borrower fails to provide for the payment of the Bankers’ Acceptance accordingly, any amount not so paid shall be immediately payable by the Borrower to the Administrative Agent on behalf of the BA Lender together with interest on such amount calculated daily and payable monthly at the rate and in the manner applicable to Prime Rate Loans.  The Borrower agrees not to claim any days of grace for the payment at maturity of any Bankers’ Acceptance and agrees to indemnify and save harmless the BA Lender in connection with all payments made by the BA Lender (or by the Administrative Agent on its behalf) pursuant to Bankers’ Acceptances accepted by the BA Lender, together with all reasonable costs and expenses incurred by the BA Lender in this regard.  The Borrower hereby waives any defences to payment which might otherwise exist if for any reason a Bankers’ Acceptance is held by the BA Lender for its own account at maturity.

29.

(ii)
Availability of Bankers’ Acceptances. If at any time and from time to time the Agent determines, acting reasonably, that there no longer exists a market for Bankers’ Acceptances for the term requested by the Borrower, or at all, the Administrative Agent shall so advise the Borrower, and in such event the BA Lenders shall not be obliged to accept and the Borrower shall not be entitled to issue Bankers’ Acceptances.

(iii)
Power of Attorney. The Borrower hereby appoints each BA Lender as its true and lawful attorney to complete and issue Bankers’ Acceptances on behalf of the Borrower in accordance with written (including facsimile) transmitted instructions provided by the Borrower to the Administrative Agent on behalf of such BA Lender, and the Borrower hereby ratifies all that its said attorney may do by virtue thereof.  The Borrower agrees to indemnify and hold harmless the Administrative Agent and the BA Lenders and their respective directors, officers and employees from and against any charges, complaints, costs, damages, expenses, losses or liabilities of any kind or nature which they may incur, sustain or suffer, arising from or by reason of acting, or failing to act, as the case may be, in reliance upon this power of attorney, except to the extent caused by the gross negligence or wilful misconduct of the Administrative Agent or the BA Lender or their respective directors, officers and employees.  The Borrower hereby agrees that each Bankers’ Acceptance completed and issued and accepted in accordance with this section by a BA Lender on behalf of the Borrower is a valid, binding and negotiable instrument of the Borrower as drawer and endorser.  The Borrower agrees that each BA Lender’s accounts and records will constitute prima facie evidence of the execution and delivery by the Borrower of Bankers’ Acceptances.  This power of attorney shall continue in force until written notice of revocation has been served upon the Administrative Agent by the Borrower at the Administrative Agent’s address set out in Section 9.01.

(h)
Special Provisions Regarding BA Equivalent Notes. Each Non-BA Lender will not accept Bankers’ Acceptances hereunder, and shall instead from time to time make BA Equivalent Loans to the Borrower.  Each BA Equivalent Loan shall be evidenced by a non-interest bearing promissory note payable by the Borrower in question to the Non-BA Lender substantially in the form of Exhibit C attached hereto, which will be purchased by the Non-BA Lender.  Each BA Equivalent Note shall be negotiable by the Non-BA Lender without notice to or the consent of the Borrower, and the holder thereof shall be entitled to enforce such BA Equivalent Note against the Borrower free of any equities, defences or rights of set-off that may exist between the Borrower and the Non-BA Lender. In this Agreement, all references to a BA Equivalent Note shall mean the loan evidenced thereby if required by the context; and all references to the “issuance” of a BA Equivalent Note by a Non-BA Lender and similar expressions shall mean the making of a BA Equivalent Loan by the Non-BA Lender which is evidenced by a BA Equivalent Note.  The following provisions are applicable to each BA Equivalent Loan made by a Non-BA Lender to the Borrower hereunder:

30.

(i)
Payment of BA Equivalent Notes. The Borrower agrees to provide for each BA Equivalent Note by payment of the face amount thereof to the Administrative Agent on behalf of the Non-BA Lender on the maturity of the BA Equivalent Note or, prior to such maturity, on the Maturity Date; and the Administrative Agent shall remit the said amount to such Non-BA Lender and such Non-BA Lender shall in turn remit such amount to the holder of the BA Equivalent Note. If the Borrower fails to provide for the payment of the BA Equivalent Note accordingly, any amount not so paid shall be immediately payable by the Borrower to the Administrative Agent on behalf of the Non-BA Lender together with interest on such amount calculated daily and payable monthly at the rate and in the manner applicable to Prime Rate Loans. The Borrower agrees not to claim any days of grace for the payment at maturity of any BA Equivalent Note and agrees to indemnify and save harmless the Non-BA Lender in connection with all payments made by the Non-BA Lender (or by the Administrative Agent on its behalf) pursuant to BA Equivalent Notes accepted by the Non-BA Lender, together with all reasonable costs and expenses incurred by the Non-BA Lender in this regard.  The Borrower hereby waives any defences to payment which might otherwise exist if for any reason a BA Equivalent Note is held by the Non-BA Lender for its own account at maturity.

(ii)
Availability of BA Equivalent Notes. The Non-BA Lender shall have no obligation to issue BA Equivalent Notes during any period in which the BA Lenders’ obligation to issue Bankers’ Acceptances is suspended pursuant to the terms of this Agreement.

(iii)
Power of Attorney. The Borrower hereby appoints the Non-BA Lender as its true and lawful attorney to complete BA Equivalent Notes on behalf of the Borrower in accordance with written (including facsimile) transmitted instructions delivered by the Borrower to the Administrative Agent, and the Borrower hereby ratifies all that its said attorney may do by virtue thereof.  The Borrower agrees to indemnify and hold harmless the Administrative Agent and the Non-BA Lender and their respective directors, officers and employees from and against any charges, complaints, costs, damages, expenses, losses or liabilities of any kind or nature which they may incur, sustain or suffer, arising from or by reason of acting, or failing to act, as the case may be, in reliance upon this power of attorney except to the extent caused by the negligence or wilful misconduct of the Administrative Agent or the Non-BA Lender or their respective directors, officers and employees. The Borrower hereby agrees that each BA Equivalent Note completed by the Non-BA Lender on behalf of the Borrower is a valid, binding and negotiable instrument of the Borrower as drawer and endorser.  The Borrower agrees that the Non-BA Lender’s accounts and records will constitute prima facie evidence of the execution and delivery by the Borrower of BA Equivalent Notes.  This power of attorney shall continue in force until written notice of revocation has been served upon the Agent on behalf of the Non-BA Lender by the Borrower at the Administrative Agent’s address provided in Section 9.01.

31.

(i)
Liability of Borrower. The Borrower shall be indebted upon the maturity thereof to each Lender in an amount equivalent to the full undiscounted Face Amount of each BA and BA Equivalent Note accepted and purchased by or issued to such Lender and the Borrower’s obligations in that regard shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following:

(i)	any lack of validity or enforceability of any BA or BA Equivalent Note accepted by a Lender; or

(ii)
the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the holder of a BA or BA Equivalent Note, the Administrative Agent, such Lender or any other Person, whether in connection with this Agreement or otherwise.

(j)
Presigned Drafts. To facilitate the acceptance by the BA Lenders of Bankers’ Acceptances as contemplated by this Agreement, the Borrower shall at the request of the Administrative Agent (on behalf of any BA Lender) supply the Administrative Agent for such BA Lenders with such number of BAs as the Administrative Agent on behalf of the BA Lenders may from time to time request, each executed by or on behalf of the Borrower.  The Administrative Agent and each BA Lender, to the extent either retain possession thereof, shall exercise such care in the custody and safekeeping of such BAs as it gives to similar property owned by it.

(k)
Prepayments. Subject to Section 2.04(l) and Article VII, no prepayment of any BA or BA Equivalent Note shall be made by the Borrower prior to the maturity date of such BA or BA Equivalent Note.  Any amounts paid pursuant to the terms of this Agreement towards the prepayment of amounts to become due with respect to outstanding BAs and BA Equivalent Notes shall be deposited into the Prepayment Account (as defined below).  The Administrative Agent shall apply any cash deposited in the Prepayment Account allocable to amounts to become due in respect of any BA or BA Equivalent Note on the last day of its respective Interest Period until all amounts due in respect of outstanding BAs and BA Equivalent Loans have been repaid or until all allocable cash on deposit has been exhausted.  For purposes of this Agreement, the term “Prepayment Account” shall mean the Canadian dollar account established by the Borrower with the Administrative Agent and over which the Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal for application in accordance with this Section.  The Administrative Agent will, at the request of the Borrower, invest amounts on deposit in the applicable Prepayment Account in short-term, cash equivalent investments selected by the Administrative Agent in consultation with the Borrower that mature on or prior to the last day of the applicable Interest Period of the BA or BA Equivalent Note to be prepaid.  Interest or profits, if any, on amounts in the Prepayment Account shall be deposited in the Prepayment Account and reinvested and disbursed as specified above.  If the maturity of the Obligations hereunder has been accelerated pursuant to Article VII, the Administrative Agent may, in its sole discretion, apply all amounts on deposit in the Prepayment Account to satisfy any of the Obligations.  The Borrower shall pay all income tax, if any, payable on any such interest or profits in the Prepayment Account.

32.

(l)
Cover for BA Obligations on Default. If an Event of Default shall occur and be continuing and not waived in writing pursuant to the terms hereof, on the Business Day that the Borrower receives notice from the Administrative Agent demanding the deposit of cash collateral pursuant to this Section, the Borrower shall provide Cover to the Administrative Agent, provided that the obligation to provide such Cover shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default described in Section 7.01(i) or Section 7.01(j). The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such Cover.  Other than any interest or profits earned on the investment of the deposits comprising Cover, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in the relevant account.  Moneys in such account shall be applied by the Administrative Agent to reimburse the Lenders for BA Loans or BA Equivalent Loans due or overdue for which they have not been reimbursed and, if all BA Loans and BA Equivalent Loans have been satisfied and paid in full and there are no outstanding BA Loans or BA Equivalent Loans, any remaining Cover shall be applied by the Administrative Agent to satisfy other Obligations of the Borrower under this Agreement for the benefit of the Lenders.  If the Borrower is required to provide an amount of Cover hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived in writing pursuant to the terms hereof or if no Event of Default is then subsisting promptly following the maturity of the related BA or BA Equivalent Note and satisfaction in full of the relevant BA Loans and BA Equivalent Loans.  The Borrower shall pay all income tax, if any, payable on any interest or profits earned on the investment of the deposits comprising Cover.

SECTION 2.05	Swingline Loans.

(a)
Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to the Borrower from time to time during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $25,000,000 or (ii) the sum of the total Revolving Credit Exposures exceeding the total Commitments; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Loans.

(b)
To request a Swingline Loan, the Borrower shall notify the Administrative Agent of such request by telephone (confirmed by telecopy), not later than 12:00 noon, Toronto, Ontario time, on the day of a proposed Swingline Loan.  Each such notice shall be irrevocable and shall specify (i) the requested date (which shall be a Business Day), (ii) the amount of the requested Swingline Loan and (iii) whether such Swingline Loan is to be an ABR Borrowing or a Prime Rate Borrowing.  The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrower.  The Swingline Lender shall make each Swingline Loan available to the Borrower by means of a credit to the general deposit account of the Borrower with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.06(e), by remittance to the Issuing Bank) by 3:00 p.m., Toronto, Ontario time, on the requested date of such Swingline Loan.

33.

(c)
The Swingline Lender may by written notice given to the Administrative Agent not later than 10:00 a.m., Toronto, Ontario time, on any Business Day require the Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding.  Such notice shall specify the aggregate amount of Swingline Loans in which Lenders will participate.  Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each  Lender, specifying in such notice such Lender’s Applicable Percentage of such Swingline Loan or Loans.  Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Applicable Percentage of such Swingline Loan or Loans.  Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders.  The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender.  Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the Borrower for any reason.  The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrower of any default in the payment thereof.

34.

SECTION 2.06	Letters of Credit.

(a)
General.  Subject to the terms and conditions set forth herein, the Borrower may request the issuance of Letters of Credit for its own account, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the Availability Period.  In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b)
Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit.  If requested by the Issuing Bank, the Borrower also shall submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit.  A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $25,000,000 and (ii) the sum of the total Revolving Credit Exposures shall not exceed the total Commitments.

(c)
Expiration Date.  Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one (1) year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date.

(d)
Participations.  By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit.  In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason.  Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

35.

(e)
Reimbursement.  If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon, Toronto, Ontario time, on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m., Toronto, Ontario time, on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon, Toronto, Ontario time, on (i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m., Toronto, Ontario time, on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt; provided that the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or Section 2.05 that such payment be financed with an ABR Revolving Borrowing, Prime Rate Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing, Prime Rate Revolving Borrowing or Swingline Loan.  If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Lender’s Applicable Percentage thereof.  Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Lenders.  Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear.  Any payment made by a Lender pursuant to this paragraph to reimburse the Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans, Prime Rate Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(f)
Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder.  Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by Applicable Law) suffered by the Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

36.

(g)
Disbursement Procedures.  The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  The Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h)
Interim Interest.  If the Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to Prime Rate Revolving Loans in the event that the LC Disbursement is made in Canadian dollars, and otherwise at the rate per annum then applicable to ABR Revolving Loans; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13(g) shall apply.  Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

37.

(i)
Replacement of the Issuing Bank.  The Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank.  The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank.  At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b).  From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j)
Cash Collateralization.  If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 51% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in clause (h) or (i) of Article VII.  Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement.  The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in such account.  Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure  representing greater than 51% of the total LC Exposure), be applied to satisfy other obligations of the Borrower under this Agreement.  If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

38.

SECTION 2.07	Funding of Borrowings.

(a)
Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, Toronto, Ontario time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.05.  The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in Toronto, Ontario and designated by the Borrower in the applicable Borrowing Request; provided that ABR Revolving Loans or Prime Rate Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.06(e) shall be remitted by the Administrative Agent to the Issuing Bank.

(b)
Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.  If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Borrowing in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

SECTION 2.08	Interest Elections.

(a)
Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of either a Eurodollar Borrowing, a BA Borrowing or a BA Equivalent Loan, shall have an initial Interest Period as specified in such Borrowing Request.  Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, a BA Borrowing or a BA Equivalent Loan, may elect Interest Periods therefor, all as provided in this Section.  The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.  This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

39.

(b)
To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election.  Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c)	Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)
the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)	the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)	whether the resulting Borrowing is to be an ABR Borrowing, a Prime Rate Borrowing, a BA Borrowing or a Eurodollar Borrowing; and

(iv)
if the resulting Borrowing is either a Eurodollar Borrowing or a BA Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one (1) month’s duration.  If any such Interest Election Request requests a BA Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of thirty (30) days.

(d)	Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

40.

(e)
If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Revolving Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing.  If the Borrower fails to deliver a timely Interest Election Request with respect to a Revolving Borrowing by way of BAs or BA Equivalent Loans prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Prime Rate Borrowing.  Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Revolving Borrowing may be converted to or continued as either a Eurodollar Borrowing or BA Borrowing, (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto, and (iii) unless repaid, each Borrowing by way of BAs or BA Equivalent Loans shall be converted to a Prime Rate Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.09	Termination and Reduction of Commitments.

(a)	Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b)
The Borrower may at any time terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000 and (ii) the Borrower shall not terminate or reduce the Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.11, the sum of the Revolving Credit Exposures would exceed the total Commitments.

(c)
The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof.  Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof.  Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.  Any termination or reduction of the Commitments shall be permanent.  Each reduction of the Commitments shall be made rateably among the Lenders in accordance with their respective Commitments.

SECTION 2.10	Repayment of Loans; Evidence of Debt.

(a)
The Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan on the earlier of the Maturity Date and the date of the termination of the Commitments, and (ii) to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earliest of the Maturity Date, the first date after such Swingline Loan is made that is the fifteenth or last day of a calendar month and is at least two Business Days after such Swingline Loan is made and the date of the termination of the Commitments; provided that on each date that a Revolving Borrowing is made, the Borrower shall repay all Swingline Loans then outstanding.

41.

(b)
Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)
The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d)
The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e)
Any Lender may request that Loans made by it be evidenced by a promissory note.  In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent.  Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.11	Prepayment of Loans.

(a)
The Borrower shall have the right at any time and from time to time to prepay any Borrowing (other than Borrowings made by way of BAs, BA Equivalent Loans or LIBOR ) in whole or in part, subject to prior notice in accordance with paragraph (b) of this Section.

(b)
The Borrower shall notify the Administrative  Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 11:00 a.m., Toronto, Ontario time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Revolving Borrowing or a Prime Rate Revolving Borrowing not later than 11:00 a.m., Toronto, Ontario time, one Business Day before the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon, Toronto, Ontario time, on the date of prepayment.  Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09.  Promptly following receipt of any such notice relating to a Revolving Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof.  Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Type as provided in Section 2.02.  Each prepayment of a Revolving Borrowing shall be applied rateably to the Loans included in the prepaid Borrowing.  Prepayments shall be accompanied by accrued interest to the extent required by Section 2.13.

42.

SECTION 2.12	Fees.

(a)
The Borrower agrees to pay to the Administrative Agent for the account of each Lender a facility fee, which shall accrue at the sum of the Applicable Rate plus the Usage Fee on the average daily amount of the Available Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which such Commitment terminates; provided, if such Lender continues to have any Revolving Credit Exposure after its Commitment terminates, then such facility fee shall continue to accrue on the daily amount of such Lender’s Revolving Credit Exposure from and including the date on which its Commitment terminates to but excluding the date on which such Lender ceases to have any Revolving Credit Exposure.  Accrued facility fees shall be payable in arrears on the last Business Day of March, June, September and December of each year and on the date on which the Commitments terminate, commencing on the first such date to occur after the date hereof; provided further that any facility fees accruing after the date on which the Commitments terminate shall be payable on demand.  All facility fees shall be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)
The Borrower agrees to pay (i) to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to Eurodollar Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank a fronting fee, which shall accrue at the rate of 0.125% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank’s standard fees with respect to the issuance, amendment, payment, negotiation, renewal or extension of any Letter of Credit or processing of drawings thereunder.  Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand.  Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand.  All participation fees and fronting fees shall be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

43.

(c)	The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(d)
All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the Issuing Bank, in the case of fees payable to it) for distribution, in the case of facility fees and participation fees, to the Finance Parties.  Fees paid shall not be refundable under any circumstances.

SECTION 2.13	Interest.

(a)	The Loans comprising each ABR Borrowing (including each ABR Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)	The Loans comprising each Prime Rate Borrowing (including each Prime Rate Swingline Loan) shall bear interest at the Prime Rate plus the Applicable Rate.

(c)	The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(d)
In respect of each Bankers’ Acceptance, a stamping fee equal to the Applicable Rate multiplied by the face amount of the Bankers’ Acceptance with the product thereof further multiplied by the number of days to maturity of the Bankers’ Acceptance and divided by 365, payable at the time of acceptance (and for greater certainty, in addition to paying the said stamping fee, the Borrower acknowledges that the proceeds it will receive upon the issuance of such Bankers’ Acceptance will be less than the face amount payable by it to the holder of such Bankers’ Acceptance on the maturity thereof, as more particularly provided in Section 2.04);

(e)
In respect of each BA Equivalent Note, a stamping fee equal to the Applicable Rate multiplied by the face amount of the BA Equivalent Note with the product thereof further multiplied by the number of days to maturity of the BA Equivalent Note and divided by 365, payable at the time of acceptance (and for greater certainty, in addition to paying the said stamping fee, the Borrower acknowledges that the proceeds it will receive upon the issuance of such BA Equivalent Note will be less than the face amount payable by it to the holder of such BA Equivalent Note on the maturity thereof, as more particularly provided in Section 2.04);

44.

(f)
Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, to the fullest extent permitted by Applicable Law, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section, (ii) in the case of any other amount payable in Canadian dollars, 2% plus the rate applicable to Prime Rate Loans as provided in paragraph (b) of this Section or (iii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(g)
Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon termination of the Commitments; provided that (i) interest accrued pursuant to paragraph (f) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan or a Prime Rate Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Revolving Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(h)
All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the U.S. Base Rate and interest computed by reference to the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  The applicable Alternate Base Rate, Prime Rate, CDOR Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(i)
For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of 360 days or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

(j)
If any provision of this Agreement or of any of the other Loan Documents would obligate any Loan Party to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Finance Parties of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Finance Parties of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Finance Parties under this Section 2.13, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Finance Parties which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).  Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Finance Parties shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), the Loan Parties shall be entitled, by notice in writing to the Administrative Agent, to obtain reimbursement from the Finance Parties in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Finance Parties to the Borrowers.  Any amount or rate of interest referred to in this Section 2.13(j) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Effective Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

45.

SECTION 2.14	Alternate Rate of Interest.

If the Required Lenders determine that for any reason a market for Bankers’ Acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their other obligations under this Agreement with respect to Bankers’ Acceptances, the Administrative Agent will promptly so notify the Borrower and each Lender.  Thereafter, the Borrower’s right to request the acceptance of Bankers’ Acceptances shall be and remain suspended until the Required Lenders determine and the Administrative Agent notifies the Borrower and each Lender that the condition causing such determination no longer exists.  If the Required Lenders determine that for any reason adequate and reasonable means do not exist for determining the Adjusted LIBO Rate for any requested Interest Period with respect to a proposed Eurodollar Loan, or that the Adjusted LIBO Rate for any requested Interest Period with respect to a proposed Eurodollar Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender.  Thereafter, the obligation of the Lenders to make or maintain Eurodollar Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice.  Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of Eurodollar Loans or, failing that, will be deemed to have converted such request into a request for a borrowing of ABR Loans in the amount specified therein.

46.

SECTION 2.15	Increased Costs.

(a)	If any Change in Law shall:

(i)
impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or the Issuing Bank; or

(ii)
subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 2.18 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)
impose on any Lender or the Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then upon request of such Lender or the Issuing Bank the Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b)
If any Lender or the Issuing Bank determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

(c)
A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error.  The Borrower shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within ten days after receipt thereof.

47.

(d)
Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 270 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.16	Illegality.

If any Finance Party determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Finance Party or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Finance Party to the Borrower through the Administrative Agent, any obligation of such Finance Party with respect to the activity that is unlawful shall be suspended until such Finance Party notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrower shall, upon demand from such Finance Party (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful.  Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.  Each Finance Party agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Finance Party, otherwise be materially disadvantageous to such Finance Party.

SECTION 2.17	Break Funding Payments.

The Borrower shall have no right to prepay the amount of any Borrowing hereunder in the form of a Bankers’ Acceptance, a BA Equivalent Loan or a Eurodollar Loan.  Subject to the foregoing, in the event of (a) the payment of any principal of any Eurodollar Loan, BA Loan or BA Equivalent Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan, BA Loan or BA Equivalent Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan, BA Loan or BA Equivalent Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.11(b) and is revoked in accordance therewith), or (d) the assignment of any Eurodollar Loan, BA Loan or BA Equivalent Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.20, then, in any such event, the Borrower shall indemnify and compensate each Lender for the loss, cost and expense attributable to such event and shall be obliged to comply with the provisions of this Section.  In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. In the event of (a) the payment of any Borrowing in the form of a Bankers’ Acceptance or BA Equivalent Loan other than on the maturity date of such Bankers’ Acceptance or BA Equivalent Loan (including as a result of an Event of Default), (b) the conversion of any Bankers’ Acceptance or BA Equivalent Loan other than on the maturity date applicable thereto, (c) the failure to borrow, convert, continue or prepay any Bankers’ Acceptance or BA Equivalent Loan on the date specified in any notice delivered pursuant hereto, or (d) the assignment of any Borrowing in the form of a Bankers’ Acceptance or BA Equivalent Loan other than on the maturity date of such Bankers’ Acceptance or BA Equivalent Loan as a result of a request by the Borrower pursuant to Section 2.20, then, in any such event, the Borrower shall pay to the Administrative Agent that amount equal to the face amount of any and all outstanding Bankers’ Acceptances and the principal amount of any and all outstanding BA Equivalent Loans (such payments to include, without limitation, the amount or amounts required to pay (1) on maturity, the undiscounted face amount of all outstanding Bankers’ Acceptances which the Finance Parties are required to honour and (2) all unpaid stamping and acceptance fees, if any, owed to the Finance Parties, such amounts (including interest earned thereon) to be held by the Administrative Agent and to be applied by the Administrative Agent to the Borrowers’ indebtedness in respect of such Borrowings at the maturity or expiry date thereof.  In the event that the Borrower is required to reimburse the Administrative Agent or pay any amount to the Administrative Agent on account of the indemnity contained in this Section as a result of a request by the Borrower to prepay or repay the amount of any Borrowing or otherwise, the Borrower shall be required to pay any and all amounts owing to the Administrative Agent in accordance with this Section on such terms and conditions as the Administrative Agent may reasonably require. A certificate of the Administrative Agent or any Lender setting forth any amount or amounts that such Finance Party is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error.  The Borrower shall pay such Finance Party the amount shown as due on any such certificate within ten days after receipt thereof.

48.

SECTION 2.18	Taxes.

(a)
If the Borrower, any other Loan Party, the Administrative Agent, or any other Finance Party is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of a Loan Party hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Loan Party when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Finance Party, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Loan Party shall make any such deductions required to be made by it under Applicable Law and (iii) the Loan Party shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b)	Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

49.

(c)
The Borrower shall indemnify the Administrative Agent, each Lender and the Issuing Bank, within ten days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder  and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank (in each case, with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.

(d)
As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower or other Loan Party to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)
Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the ITA or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing.

(f)
If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which a Loan Party has paid additional amounts pursuant to this Section 2.18, or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or other Loan Party, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Loan Party under this Section 2.18 with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or other Loan Party, as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower or other Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

50.

SECTION 2.19	Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a)
The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.15, Section 2.17 or Section 2.18, or otherwise) prior to 12:00 noon, Toronto, Ontario time, on the date when due, in immediately available funds, without set-off or counterclaim.  Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Administrative Agent at its offices at 200 Bay Street, Suite 1800, Royal Bank Plaza, South Tower, Toronto, Ontario  M5J 2J2, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Section 2.15, Section 2.17, Section 2.18, and Section 9.03 shall be made directly to the Persons entitled thereto.  The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof.  For greater certainty, stamping fees in respect of Bankers’ Acceptances and BA Equivalent Notes shall be received and retained by the respective Lenders which issued or accepted such Bankers’ Acceptances and BA Equivalent Notes. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments hereunder shall be made in dollars.

(b)
If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

51.

(c)
If any Lender, by exercising any right of set-off or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Revolving Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon greater than its pro rata share thereof as provided herein, then the lender receiving such payment or other reduction shall (a) notify the Administration Agent of such fact, and (b) purchase (for cash at face value) participations in the Revolving Loans and participations in LC Disbursements and Swingline Loans of other Lenders or make such other adjustments as shall be equitable so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Revolving Loans and participations in LC Disbursements and Swingline Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered,  such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, (ii) the provisions of this Section shall not be construed to apply to any payment made by any Loan Party pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this Section shall apply) and (iii) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to a Loan Party upon the termination of derivatives entered into between such Loan Party and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.  The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d)
Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due.  In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.

52.

(e)
If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.05(c), Section 2.06(d), Section 2.06(e), Section 2.07(b), Section 2.19(d), or Section 9.03(c), then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender and for the benefit of the Administrative Agent, the Swingline Lender or the Issuing Bank to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under such Sections; in the case of each of (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

SECTION 2.20	Mitigation Obligations; Replacement of Lenders.

(a)
If any Lender requests compensation under Section 2.15, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.18, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or Section 2.18, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)
If any Lender requests compensation under Section 2.15, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.18, or if any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent (and if a Commitment is being assigned, the Issuing Bank), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.18, such assignment will result in a reduction in such compensation or payments.  A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

53.

SECTION 2.21	Returned Payments.

If, after receipt of any payment which is applied to the payment of all or any part of the Obligations, the Administrative Agent, the Issuing Bank or any Lender is for any reason compelled to surrender such payment or proceeds to any Person because such payment or application of proceeds is invalidated, declared fraudulent, set aside, determined to be void or voidable as a preference, impermissible setoff, or a diversion of trust funds, or for any other reason, then the Obligations or part thereof intended to be satisfied shall be revived and continued and this Agreement shall continue in full force as if such payment or proceeds had not been received by the Administrative Agent, the Issuing Bank or such Lender.  The provisions of this Section 2.21 shall be and remain effective notwithstanding any contrary action which may have been taken by the Administrative Agent, the Issuing Bank or any Lender in reliance upon such payment or application of proceeds.  The provisions of this Section 2.21 shall survive the termination of this Agreement.

SECTION 2.22	Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)	fees shall cease to accrue on the Available Revolving Commitment of such Defaulting Lender pursuant to Section 2.12(a);

(b)
the Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.02); provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender;

(c)
if any Swingline Exposure or LC Exposure exists at the time a Lender becomes a Defaulting Lender then: (i) all or any part of such Swingline Exposure and LC Exposure shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent (x) the sum of all non-Defaulting Lenders’ Revolving Credit Exposures plus, without duplication, such Defaulting Lender’s Swingline Exposure and LC Exposure, does not exceed the total of all non-Defaulting Lenders’ Commitments and (y) the conditions set forth in Section 2.01 are satisfied at such time; (ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by the Administrative Agent (x) first, prepay such Swingline Exposure and (y) second, cash collateralize such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.06(j) for so long as such LC Exposure is outstanding; (iii) if the Borrower cash collateralizes any portion of such Defaulting Lender’s LC Exposure pursuant to this Section 2.22(c), no Borrower shall be required to pay any fees to such Defaulting Lender pursuant to Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure during the period such Specified Defaulting Lender’s LC Exposure is cash collateralized; (iv) if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to this Section 2.22(c)), then the fees payable to the Lenders pursuant to Section 2.12(a) and Section 2.12(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; (v) if any Defaulting Lender’s LC Exposure is neither cash collateralized nor reallocated pursuant to this Section 2.22(c), then, without prejudice to any rights or remedies of the Issuing Bank or any Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Commitment that was utilized by such LC Exposure) and letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to the Issuing Bank until such LC Exposure is cash collateralized and/or reallocated; and (vi) the Administrative Agent shall promptly notify the Lenders of any reallocation described in this Section 2.22(c); and

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(d)
so long as any Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and the Issuing Bank shall not be required to issue, extend the expiry date of or increase the amount of any Letter of Credit, unless it is satisfied that the related exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrowers in accordance with Section 2.22(c), and participating interests in any such newly issued or increased Letter of Credit or newly made Swingline Loan shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.22(c) (i) (and Defaulting Lenders shall not participate therein); and

(e)
In the event that the Administrative Agent, the Borrower, the Issuing Bank and the Swingline Lender each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure and LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitments and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

SECTION 2.23	Expansion Option.

The Borrower may from time to time elect to request that the Commitments be increased in a minimum amount of $10,000,000 (unless otherwise agreed by the Administrative Agent) so long as, after giving effect thereto and taking into account any prior increase or increases to the Commitments effected pursuant to this Section 2.23, the Commitments do not exceed $550,000,000.  The Borrower may arrange for any such increase to be provided by one or more Lenders (each Lender so agreeing to an increase in its Commitment, an “Increasing Lender”), or by one or more new banks, financial institutions or other entities acceptable to the Administrative Agent (each such new bank, financial institution or other entity, an “Augmenting Lender”), to increase their existing Revolving Commitments, or extend new Revolving Commitments, as the case may be, provided that (i) each Augmenting Lender shall be reasonably acceptable to the Administrative Agent, (ii) (x) in the case of an Increasing Lender, the Borrower, the Administrative Agent and such Increasing Lender shall execute an agreement substantially in the form of Exhibit D hereto, and (y) in the case of an Augmenting Lender, the Borrower, the Administrative Agent and such Augmenting Lender shall execute an agreement substantially in the form of Exhibit E hereto, and (iii) any Lender approached to so increase its Commitment may elect or decline, in its sole discretion, to provide any such increase. Increases in Commitments and new Commitments created pursuant to this Section 2.23 shall become effective on the date agreed by the Borrower, the Administrative Agent and the relevant Increasing Lenders or Augmenting Lenders.  The Administrative Agent shall notify the Borrower and each Lender of the effective date of any increase in the Commitments.  Notwithstanding the foregoing, no increase in the Commitments (or in the Commitment of any Lender), shall become effective under this paragraph unless, (i) on the proposed date of the effectiveness of such increase, the conditions set forth in each paragraph of Section 4.02 shall be satisfied or waived by the Required Lenders and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Borrower, (ii) the Administrative Agent shall have received documents consistent with those delivered on the Effective Date as to the corporate power and authority of the Borrower to borrow hereunder after giving effect to such increase and (iii) the Administrative Agent shall have received written opinions addressed to the Administrative Agent and the Lenders and dated the effective date of such increase of counsel to the Loan Parties in form and substance reasonably satisfactory to the Administrative Agent.  On the effective date of any increase in the Commitments, (i) each relevant Increasing Lender and Augmenting Lender shall make available to the Administrative Agent such amounts in immediately available funds as the Administrative Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase and the use of such amounts to make payments to such other Lenders, each Lender’s Applicable Percentage of each Class of outstanding Loans is equivalent to such Lender’s Applicable Percentage the Commitments and (ii) the Borrower shall be deemed to have repaid and reborrowed all outstanding Revolving Loans as of the date of any increase in the Commitments (with such reborrowing to consist of the Types of Revolving Loans, with related Interest Periods if applicable, specified in a notice delivered by the Borrower in accordance with the requirements of Section 2.03).  The deemed payments made pursuant to clause (ii) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each Eurodollar Loan, BA Loan and BA Equivalent Loan, shall be subject to indemnification by the Borrower pursuant to the provisions of Section 2.17 if the deemed payment occurs other than on the last day of the related Interest Periods.

55.

ARTICLE III

Representations and Warranties

The Borrower represents and warrants to the Lenders that:

SECTION 3.01	Organization; Powers.

Each of the Loan Parties is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

SECTION 3.02	Authorization; Enforceability.

(a)
The Transactions are within the corporate powers of each of the Loan Parties and have been duly authorized by all necessary corporate and, if required, stockholder action.  Each of this Agreement and the other Loan Documents to which it is a party has been duly executed and delivered by each Loan Party and constitutes a legal, valid and binding obligation of each Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

56.

(b)
The choice of governing law provisions contained in this Agreement and each other Loan Document to which any Loan Party is a party are enforceable in the jurisdictions where such Loan Party is organized or incorporated or any Collateral of such Loan Party is located.  Any judgment obtained in connection with any Loan Document in the jurisdiction of the governing law of such Loan Document will be recognized and be enforceable in the jurisdictions where such Loan Party is organized or any Collateral is located.

(c)
The Loan Documents to which each Loan Party is a party are in proper legal form under the laws of the jurisdiction in which each such Loan Party is organized or incorporated and existing (i) for the enforcement thereof against each such Loan Party under the laws of each such jurisdiction and (ii) in order to ensure the legality, validity, enforceability, priority or admissibility in evidence of such Loan Documents.  It is not necessary to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Loan Documents to which any Loan Party is a party that any such Loan Documents be filed, registered or recorded with, or executed or notarized before, any court or other authority in the jurisdiction in which any such Loan Party is organized or that any registration charge or stamp or similar tax be paid on or in respect of the applicable Loan Documents or any other document, except (i) for any such filing, registration, recording, execution or notarization that is referred to in Section 3.18 or is not required to be made until enforcement of the applicable Loan Document or (ii) to the extent the foregoing have been made or paid.

SECTION 3.03	Governmental Approvals; No Conflicts.

The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, (b) will not violate any Applicable Law or regulation or the articles, by-laws or other organizational documents of the Borrower or any other Loan Party or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or any other Loan Party or any of their respective assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any other Loan Party, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or any other Loan Party (except for Liens created pursuant to the Loan Documents).

SECTION 3.04	Financial Condition; No Material Adverse Change.

(a)
The Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of income, stockholders equity and cash flows as of and for the fiscal year ended 2008, reported on by Ernst & Young LLP, independent public accountants, certified by its chief financial officer.  Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments.

57.

(b)
Since December 31, 2008, there has been no material adverse change in (i) the business, assets, operations, prospects or financial condition of the Borrower and the Subsidiaries taken as a whole, (ii) the ability of the Borrower to perform its obligations under this Agreement or any other Loan Document or (iii) the rights of or benefits available to the Lenders under this Agreement or any other Loan Document.

SECTION 3.05	Properties.

(a)
Each of the Borrower and the other Loan Parties has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b)
Each of the Borrower and the other Loan Parties owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other Intellectual Property material to its business, and the use thereof by the Borrower and the other Loan Parties does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(c)	No Loan Party owns any freehold interest in any real estate other than the parcels which are described by their municipal addresses in Schedule 3.05.

(d)	No Loan Party owns any leasehold interest in any real estate other than the parcels which are described by their municipal addresses in Schedule 3.05.

(e)
Each of the locations at which any Loan Party keeps any Collateral which is tangible personal property with an aggregate value of greater than $25,000,000 is set forth in Schedule 3.05. The location of each Loan Party (for the purposes of Section 7(3) of the Personal Property Security Act (Ontario)) is set forth in Schedule 3.05.

SECTION 3.06	Litigation and Environmental Matters.

(a)
There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve this Agreement or the Transactions.

(b)
Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

58.

(c)
All facilities and property (including underlying groundwater) owned, leased, used or operated by the Loan Parties have been, and continue to be, owned, leased, used or operated by the Loan Parties in compliance with all Environmental Laws in effect at the time and from time to time of such ownership, leasing or usage, except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(d)	There are no pending or threatened (in writing):

(i)
claims, complaints, notices or requests for information received by Loan Parties (or any one or more of them) with respect to any alleged violation of any Environmental Law, except such as could not reasonably be expected to have a Material Adverse Effect, or

(ii)
complaints, notices or inquiries to the Loan Parties (or any one or more of them) regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(e)
There has been no escape, seepage, leakage, spillage, discharge, emission or release of Hazardous Materials at, on, under or from any property now or previously owned, leased, used or operated by the Loan Parties (or any one or more of them) that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect.

(f)	Each of the Loan Parties has been issued and is in compliance with all Environmental Permits, except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(g)
No conditions exist at, on or under any property now or previously owned, leased, used or operated by the Loan Parties (or any one or more of them) which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law in effect at the time, which liability could reasonably be expected to have a Material Adverse Effect.

(h)
No Loan Party has within the immediately preceding three (3) years been convicted of an offence for non-compliance with any Environmental Laws, Environmental Permits or Environmental Orders or been fined or otherwise sentenced or settled such prosecution short of conviction.

(i)
Each of the Loan Parties has in effect a management structure that permit it to effectively manage environmental risk and respond in a timely manner in compliance with the Environmental Laws, Environmental Orders and Environmental Permits in the event of release of Hazardous Materials in, on or under their property.

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(j)
Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

SECTION 3.07	Compliance with Laws and Agreements.

Each of the Borrower and the other Loan Parties is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property including Requirements of Health Care Law and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.  No Default has occurred and is continuing.

SECTION 3.08	Investment Company Status.

Neither the Borrower nor any other Loan Party is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.09	Taxes.

Each of the Borrower and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid, reserved for or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10	ERISA.

No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.  The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $10,000,000 the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $10,000,000 the fair market value of the assets of all such underfunded Plans.

SECTION 3.11	Withholdings.

The Borrower and its Subsidiaries has withheld all employee withholdings and has made all employer contributions to be withheld and made by it pursuant to Applicable Law on account of Canadian Benefit Plans, Canadian Pension Plans, employment insurance and employee income taxes, except for any such withholdings and contributions in an aggregate amount less than $5,000,000.

SECTION 3.12	Canadian Pension Plan and Benefit Plans.

Schedule 3.12 lists all Canadian Benefit Plans and Canadian Pension Plans currently maintained or contributed or required to be contributed to by the Borrower and its Subsidiaries.  No Canadian Pension Plan is a pension plan as that term is defined in the Pension Benefits Act (Ontario), provides defined benefit entitlements to its beneficiaries, is unfunded, or funded through a letter of credit or similar instrument.  The Borrower and its Subsidiaries have complied with and performed all of their material obligations under and in respect of the Canadian Benefit Plans and Canadian Pension Plans under the terms thereof, any funding agreements and all Applicable Law (including any fiduciary, funding, investment and administration obligations).  All material employer and employee payments, contributions or premiums to be remitted, paid to or in respect of each Canadian Benefit Plan and Canadian Pension Plan have been paid in a timely fashion in accordance with the terms thereof, any funding agreement and all Applicable Law.  There have been no material improper withdrawals or applications of the assets of the Canadian Benefit Plans or Canadian Pension Plans.  No promises of benefit improvements under the Canadian Benefit Plans or Canadian Pension Plans have been made except where such improvement could not be reasonably expected to have a Material Adverse Effect.  All material reports and disclosures relating to the Canadian Pension Plans required by such plans and any Requirement of Law to be filed or distributed have been filed or distributed.  There has been no partial termination of any Canadian Pension Plan and no facts or circumstances have occurred or existed that could result or be reasonably anticipated to result in the declaration of a partial termination of any Canadian Pension Plan under Requirements of Law which could reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.12, (a) there are no outstanding disputes concerning the assets of the Canadian Benefit Plans  and Canadian Pension Plans and (b) all Canadian Benefit Plans are fully insured.

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SECTION 3.13	Disclosure.

The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.  Neither the Information Memorandum nor any of the other reports, financial statements, certificates or other information furnished by or on behalf of the Borrower to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

SECTION 3.14	Material Agreements.

All material agreements and contracts including Material Contracts to which the Borrower and the other Loan Parties is a party or is bound as of the date of this Agreement are listed on Schedule 3.14.  Except as could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any other Loan Party is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any material agreement to which it is a party.  To the extent requested by the Administrative Agent or any Lender, all consents necessary to the granting of a security interest in the Material Contracts and to the assignment of the Material Contracts upon the occurrence of an Event of Default have been obtained. No Contracts have been entered into by the Borrower or any other Loan Party (except Material Contracts which are already covered by the immediately preceding sentence) which prohibit in accordance with their respective terms the creation of a security interest in the subject Contract, to the extent such Contract would, if terminated, either on its own or together with all other such Contracts of the Borrower and the other Loan Parties, result in the occurrence of a Material Adverse Effect.

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SECTION 3.15	Solvency.

(a)
Immediately after the consummation of the Transactions to occur on the Effective Date, (i) the fair value of the assets of the Borrower and its Subsidiaries, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (ii) the Borrower and its Subsidiaries will be able to pay their respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iii) the Borrower and its Subsidiaries will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted after the Effective Date.

(b)
The Borrower shall not, nor will it permit any of its Subsidiaries to, incur debts beyond its ability to pay such debts as they mature, taking into account the timing of and amounts of cash to be received by it or any such Subsidiary and the timing of the amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

SECTION 3.16	Insurance.

Schedule 3.16 sets forth a description of all insurance maintained by or on behalf of the Borrower and its Subsidiaries as of the Effective Date.  As of the Effective Date, all premiums in respect of such insurance have been paid.  The Borrower believes that the insurance maintained by it and its Subsidiaries is adequate.

SECTION 3.17	Capitalization and Subsidiaries.

Schedule 3.17 sets forth as of the Effective Date (a) a correct and complete list of the name and relationship to the Borrower of each and all of the Borrower’s Subsidiaries, (b) subject to the notes on Schedule 3.17, a true and complete listing of each class of the authorized Equity Interests of each of the Borrowers’ Subsidiaries, of which all of such issued shares are validly issued, outstanding, fully paid and non-assessable, and owned beneficially and of record by the Persons identified on Schedule 3.17, and (c) the type of entity of the Borrower and each of its Subsidiaries.  All of the issued and outstanding Equity Interests owned by any Loan Party have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and is fully paid and non-assessable.

SECTION 3.18	Security Interest in Collateral.

The provisions of this Agreement and the other Loan Documents create legal and valid Liens on all the Collateral in favour of the Administrative Agent, for the benefit of the Finance Parties, and such Liens constitute perfected and continuing Liens on the Collateral, securing the Secured Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of Liens permitted under Section 6.02 of this Agreement, to the extent any such Liens would have priority over the Liens in favour of the Administrative Agent pursuant to any Applicable Law or agreement.

SECTION 3.19	Employment Matters.

As of the Effective Date, there are no strikes, lockouts or slowdowns against the Borrower or any other Loan Party pending or, to the knowledge of the Borrower, threatened.  The hours worked by and payments made to employees of the Borrower and the other Loan Parties have not been in violation of the Fair Labor Standards Act, the Employee Standards Act (Ontario) or any other applicable federal, state, provincial, territorial, local or foreign law dealing with such matters.  All payments due from the Borrower or any of its Subsidiaries, or for which any claim may be made against the Borrower or any of its Subsidiaries, on account of wages, vacation pay and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary, except for any such payment and claims in an aggregate amount less than $5,000,000.

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SECTION 3.20	Affiliate Transactions.

Except as set forth on Schedule 3.20, as of the date of this Agreement, there are no existing or proposed agreements, arrangements, understandings, or transactions between any Loan Party and any of the officers, members, managers, directors, stockholders, parents, other interest holders, employees, or Affiliates of any Loan Party or any members of their respective immediate families.

SECTION 3.21	Common Enterprise.

The successful operation and condition of each of the Loan Parties is affected by and benefits from the continued successful performance of the functions of the Borrower and its Subsidiaries (collectively, the “Biovail Group”) and in particular the Loan Parties operating as members of the Biovail Group and consequently the successful operation of each of the Loan Parties is dependent on the successful performance and operation of each other Loan Party.  Each Loan Party expects to derive benefit (and its board of directors or other governing body has determined that it may reasonably be expected to derive benefit), directly and indirectly, from being a member of the Biovail Group and therefore from (i) the successful operations of each of the other Loan Parties and (ii) the credit extended by the Lenders to the Borrower hereunder, both in their separate capacities and in the manner described above in this Section 3.21 as members of the Biovail Group.  Each Loan Party has determined that execution, delivery, and performance of this Agreement and any other Loan Documents to be executed by such Loan Party is within its purpose, will be of direct and indirect benefit to such Loan Party, and is in its best interest.

SECTION 3.22	Canadian Anti Money Laundering Legislation.

Neither the Borrower nor any other Canadian Loan Party is a charity registered with the Canada Revenue Agency and it does not solicit charitable financial donations from the public and none of the Borrowings under this Agreement and none of the other services and products, if any, to be provided by any of the Finance Parties under or in connection with this Agreement will be used by, on behalf of or for the benefit, of any Person other than the Borrower or any other Loan Party.

SECTION 3.23	Financial Statements.

Each of the financial statements of the Borrower were prepared in accordance with GAAP consistently applied in accordance with past practice.  The balance sheets contained in the financial statements of the Borrower fairly present the consolidated financial condition of the Borrower as at the date thereof and the statements of income contained in the financial statements of the Borrower fairly present the consolidated results of operations of the Borrower during the fiscal period covered thereby.

SECTION 3.24	Regulation U or X.

None of the Loan Parties is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any credit obtained hereunder shall be used for a purpose which violates, or would be inconsistent with, the Board Regulation U or X.  Terms for which meanings are provided in the Board Regulation U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

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SECTION 3.25	Default.

There is no Default or Event of Default under this Agreement or any other Loan Document.

SECTION 3.26	Restrictions.

No Loan Party has granted or agreed to grant, or to permit to exist at any time, any express prohibition or restriction which prevents or limits its ability to enter into, and perform its obligations under, this Agreement and the other Loan Documents.

SECTION 3.27	Intellectual Property.

Each Loan Party possesses or has the right to use all Intellectual Property material to the conduct of its business, each of which is in good standing in all material respects, and has the right to use such Intellectual Property without violation or infringement of any rights of others with respect thereto. Schedule 3.27 lists of all such Intellectual Property, including a description of the nature of such rights.

ARTICLE IV

Conditions

SECTION 4.01	Effective Date.

The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived or otherwise modified by the Administrative Agent in its sole discretion):

(a)
Credit Agreement and Loan Documents. The Administrative Agent (or its counsel) shall have received (x) from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and (y) duly executed copies of the Loan Documents and such other certificates, documents, instruments and agreements as the Administrative Agents shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents.

(b)
Opinions.  The Administrative Agent shall have received favourable written opinions (addressed to the Administrative Agent and the other Finance Parties and dated the Effective Date) of each applicable counsel for the Borrower, covering such matters relating to the Borrower, this Agreement or the Transactions as the Required Lenders shall reasonably request.  The Borrower hereby requests such counsel to deliver such opinion.

(c)
Closing Certificates; Certified Certificate of Incorporation; Good Standing Certificates.  The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Effective Date and executed by a duly appointed officer of such Loan Party, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the Financial Officers and any other officers of such Loan Party authorized to sign the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the certificate or articles of incorporation or organization of each Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party, and a true and correct copy of its by-laws, memorandum and articles of association or operating, management or partnership agreement, and (ii) a long form certificate of good standing, status or compliance for each Loan Party from its jurisdiction of organization.

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(d)
Lien Searches.  The Administrative Agent shall have received the results of recent lien searches in each of the jurisdictions where assets of the Loan Parties are located, and such searches shall reveal no liens on any of the assets of the Loan Parties except for liens permitted by Section 6.02 or discharged on or prior to the Effective Date pursuant to a pay-off letter or other documentation satisfactory to the Administrative Agent.

(e)
Funding Accounts.  The Administrative Agent shall have received a notice setting forth the deposit account(s) of the Borrower (the “Funding Accounts”) to which the Lenders are authorized by the Borrower to transfer the proceeds of any Borrowings requested or authorized pursuant to this Agreement.

(f)
Pledged Stock; Stock Powers; Pledged Notes.  The Administrative Agent shall have received (i) the certificates representing all certificated Equity Interests pledged pursuant to the Security Documents, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note (if any) pledged to the Administrative Agent pursuant to the Security Documents endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(g)
Filings, Registrations and Recordings.  Each document (including any Personal Property Security Act or Uniform Commercial Code financing statement) required by the Collateral Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favour of the Administrative Agent, for the benefit of the other Finance Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.02), shall be in proper form for filing, registration or recordation.

(h)
Environmental Reports.  The Administrative Agent shall have received environmental review reports with respect to the Mortgaged Property from firm(s) reasonably satisfactory to the Administrative Agent, which review reports shall be reasonably acceptable to the Administrative Agent.

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(i)	Mortgages, etc. The Administrative Agent shall have received, with respect to each Mortgaged Property, each of the following, in form and substance reasonably satisfactory to the Administrative Agent:

(i)	a mortgage on such property;

(ii)	a live ALTA or other mortgagee’s title policy;

(iii)
a survey, site plan or plat acceptable to such title company retained by the Loan Parties as shall be reasonably acceptable to the Administrative Agent for purposes of providing the title policy and endorsements reasonably required by the Administrative Agent;

(iv)	an opinion of counsel in the jurisdiction in which such parcel of real property is located in form and substance and from counsel reasonably satisfactory to the Administrative Agent; and

(v)	such other information, documentation, and certifications as may be reasonably required by the Administrative Agent.

(j)
Landlord Waivers.  The Administrative Agent shall have received, with respect to each Leased Property, a landlord waiver from the landlord of each such property, in each case, in form and substance satisfactory to the Administrative Agent.

(k)
Insurance.  The Administrative Agent shall have received evidence of insurance coverage in form, scope, and substance reasonably satisfactory to the Administrative Agent and otherwise in compliance with the terms of the Loan Documents.

(l)
Letter of Credit Application.  The Administrative Agent shall have received a properly completed letter of credit application if the issuance of a Letter of Credit will be required on the Effective Date.

(m)
Know Your Customer.  Each Lender shall have received all information necessary to enable such Lender to identify the Borrower and each other Loan Party to the extent required for compliance with the Patriot Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or other “know your customer” and anti-money laundering rules and regulations.

(n)
Other Documents.  The Administrative Agent shall have received such other documents as any Finance Party or their counsel may have reasonably requested including, without limitation, information and documents required by Section 9.16.

(o)
No Default Certificate.  The Administrative Agent shall have received a certificate, dated the Effective Date and signed by the President, a Vice President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in paragraphs (a), (b), (c) and (e) of Section 4.02.

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(p)
Fees.  The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder.

(q)
Governmental Approvals. The Administrative Agent and its counsel shall be satisfied that all Applicable Laws and Requirements of Health Care Law have been complied with, all material agreements have been entered into and all necessary governmental, corporate and other third party consents and approvals have been obtained with respect to this agreement and the transactions contemplated herein.

(r)
Projections. The Administrative Agent shall have received the Borrower’s three (3) year projections, in reasonable detail including anticipated performance, summary balance sheet, income statement and cash flow statement, all in form and substance satisfactory to it.

(s)
Convertible Notes. The Administrative Agent shall be satisfied with the pricing of the Convertible Notes in a minimum amount of $150,000,000. The Administrative Agent is satisfied that the Convertible Note transaction will close concurrently with the Transactions.

The Administrative Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.  Notwithstanding the foregoing, the obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.02) at or prior to 3:00 p.m., Toronto, Ontario time, on June 30, 2009 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 4.02	Each Credit Event.

The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a)
The representations and warranties of the Borrower set forth in this Agreement shall be true and correct on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable.

(b)
At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing.

(c)
No third party demands or garnishment orders pursuant to a court order or other Legal Requirement (including, without limitation, pursuant to Section 224.1 of the ITA shall have been served upon or sent to the Administrative Agent or any other Finance Party in respect of the Borrower.

(d)	A duly completed Borrowing Request delivered in accordance with the requirements of this Agreement.

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(e)	The making of the requested Loan shall not be prohibited by any Legal Requirement.

(f)	All of the conditions precedent set out in Section 4.01 shall have been satisfied.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in each paragraph of this Section.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Letters of Credit shall have expired or terminated and all LC Disbursements shall have been reimbursed, the Borrower covenants and agrees with the Finance Parties that:

SECTION 5.01	Financial Statements; Other Information.

The Borrower will furnish to the Administrative Agent and each other Finance Party:

(a)
within 90 days after the end of each fiscal year of the Borrower, its audited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by Ernst & Young LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b)
within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, its consolidated balance sheet and related statements of operations, shareholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)
concurrently with any delivery of financial statements under clause (a) or (b) above, a Compliance Certificate of a Financial Officer of the Borrower in the form attached as Exhibit F (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations confirming the Borrower’s Total Debt to EBITDA Ratio and demonstrating compliance with each of the Financial Covenants, and (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

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(d)
concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(e)
concurrently as the same become publicly available, copies (or email notice) of all periodic and other reports, proxy statements and other materials, including each 20-F and 6-K, filed by the Borrower or any Subsidiary with the Securities and Exchange Commission, the Ontario Securities Commission or any Governmental Authority succeeding to any or all of the functions of said Commissions, or with any national securities exchange, or distributed by the Borrower to its shareholders generally, as the case may be;

(f)
no later than 30 days following the first day of each fiscal year of the Borrower, the annual consolidated budget of the Borrower as prepared by management of the Borrower and approved by the Borrower’s board of directors and in form reasonably satisfactory to the Administrative Agent; and

(g)
promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender may reasonably request.

SECTION 5.02	Notices of Material Events.

The Borrower will furnish to the Administrative Agent and each Lender prompt written notice of the following:

(a)	the occurrence of any Default;

(b)
the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Affiliate thereof that (i)  if adversely determined, could reasonably be expected to result in a Material Adverse Effect, (ii) seeks damages in excess of $20,000,000, (iii) seeks injunctive relief that could reasonably be expected to result in a Material Adverse Effect, (iv) alleges criminal misconduct by the Borrower or any other Loan Party, (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Laws which, in any case, could reasonably be expected to result in liabilities or obligations of the Loan Parties in excess of $20,000,000, or (vi) contests any tax, fee, assessment, or other governmental charge in excess of $20,000,000;

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(c)
the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding $20,000,000;

(d)	any Lien (other than Permitted Encumbrances) or claim made or asserted against any Collateral having an aggregate value in excess of $20,000,000;

(e)	any loss, damage, or destruction to the Collateral in the amount of $20,000,000 or more, whether or not covered by insurance;

(f)	all material amendments to the Convertible Notes, together with a copy of each such amendment;

(g)
the receipt by any Canadian Loan Party of any notice or directive or order from any Canadian federal or provincial governmental or regulatory authority having jurisdiction over any Canadian Pension Plan regarding a Canadian Pension Plan shortfall, deficiency, insolvency or other matter, together with a copy of any such notice, directive or order (including, without limitation, any Form 7 (summary of contributions/revised summary of contributions) received by any Canadian Loan Party in connection with the Pension Benefits Act (Ontario)), in each case to the extent such notice, directive or order could reasonably be expected to result in a Material Adverse Effect;

(h)
the release into the environment of any Hazardous Material that is required by any applicable Environmental Law to be reported to a Governmental Authority or which could reasonably be expected to lead to any material Environmental Liability which, in any case, could reasonably be expected to result in liabilities or obligations of the Loan Parties in excess of $20,000,000;

(i)
any Loan Party becoming aware of or receiving notice of any of its products resulting in or allegedly resulting in significant adverse effects which could reasonably be expected to result in a Material Adverse Effect;

(j)
the requirement by any regulatory agency or Governmental Authority that the Borrower or any of its Subsidiaries or any of their respective third-party manufacturers to cease or limit production of any drugs or pharmaceuticals at any manufacturing facility to the extent that such requirement could reasonably be expected to result in a Material Adverse Effect; and

(k)	any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03	Existence; Conduct of Business.

The Borrower will, and will cause each Loan Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, qualifications, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03.

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SECTION 5.04	Payment of Obligations.

The Borrower will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05	Maintenance of Properties.

The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

SECTION 5.06	Books and Records; Inspection Rights.

The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.  The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

SECTION 5.07	Compliance with Laws; Agreements.

(a)
The Borrower will, and will cause each of its Subsidiaries to, (a) comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property including Requirements of Health Care Law, and (b) comply with all indentures, agreements or other instruments binding upon it or its property, except in each case, where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b)	Canadian Pension Plans and Benefit Plans.

(i)
For each existing, or hereafter adopted, Canadian Pension Plan and Canadian Benefit Plan, the Borrower will, and will cause each Subsidiary to, in a timely fashion comply with and perform in all material respects all of its obligations under and in respect of such Canadian Pension Plan or Canadian Benefit Plan, including under any funding agreements and all Applicable Law (including any fiduciary, funding, investment and administration obligations).

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(ii)
The Borrower shall deliver to the Administrative Agent on behalf of itself and each of its Subsidiaries (i) if requested by the Administrative Agent, copies of each annual and other return, report or valuation with respect to each Canadian Pension Plan as filed with any applicable Governmental Authority or funding agent; (ii) promptly after receipt thereof, a copy of any direction, order, notice, ruling or opinion that the Borrower or any Subsidiary may receive from any applicable Governmental Authority with respect to any Canadian Pension Plan, in each case to the extent such direction, order, notice, ruling or opinion could reasonably be expected to result in a Material Adverse Effect; (iii) notification within 30 days of any increases having a cost to one or more of the Borrower and its Subsidiaries in excess of $5,000,000 per annum in the aggregate, in the benefits of any existing Canadian Pension Plan or Canadian Benefit Plan, or the establishment of any new Canadian Pension Plan or Canadian Benefit Plan, or the commencement or requirement to commence contributions to any such plan to which the Borrower or any of its Subsidiaries was not previously contributing; and (iv) notification within 30 days of any voluntary or involuntary termination of, or participation in, a Canadian Pension Plan or a Canadian Benefit Plan.

(c)
Environmental Covenant.  The Borrower and each of its Subsidiaries (1) shall be at all times in material compliance with all Environmental Laws, and (2) shall similarly ensure that the assets and operations are in material compliance with all Environmental Laws and that no Hazardous Materials are, contrary to any Environmental Laws, discharged, emitted, released, generated, used, stored, managed, transported or otherwise dealt with.

SECTION 5.08	Use of Proceeds.

The proceeds of the Loans will be used only for the general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business including permitted capital expenditures, permitted acquisitions and refinancing existing indebtedness.  No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

SECTION 5.09	Insurance.

The Borrower will, and will cause each Subsidiary to, maintain with financially sound and reputable carriers having a financial strength rating reasonably acceptable to the Administrative Agent (a) insurance in such amounts (with no greater risk retention) and against such risks (including loss or damage by fire and loss in transit; product liability; theft, burglary, pilferage, larceny, embezzlement, and other criminal activities; business interruption; and general liability) and such other hazards, as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required pursuant to the Collateral Documents.  The Borrower will furnish to the Lenders, upon request of the Administrative Agent, information in reasonable detail as to the insurance so maintained.

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SECTION 5.10	Depository Banks; Control Agreements.

(a)
From and after the date 30 days from the Effective Date or from and after such later date as agreed to by the Administrative Agent in its sole discretion, each of the Loan Parties will at all times maintain a Lender as their principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity, and other Deposit Accounts for the conduct of their business.

(b)
On or before the Effective Date or by such later date as agreed to by the Administrative Agent in its sole discretion, each of the Loan Parties will cause any institution (financial or otherwise) with which it has a Deposit Account or a Securities Account (other than Excluded Accounts) to (i) enter into a Control Agreement or (ii) otherwise establish “control” within the meaning of Section 9-104 of the UCC in favour of the Administrative Agent for the benefit of the Finance Parties, in either case with respect to all Deposit Accounts and Securities Accounts (other than Excluded Accounts) maintained by the Loan Parties as of the Effective Date.

(c)
The Loan Parties will (i) provide prompt written notice to the Administrative Agent of the establishment of any Deposit Account or Securities Account after the Effective Date and (ii) contemporaneous with the establishment of such Deposit Account or Securities Account, obtain a Control Agreement or otherwise establish “control” within the meaning of Section 9-104 of the UCC in favour of the Administrative Agent for the benefit of the Finance Parties, in either case  with respect to such Deposit Account or Securities Account.

SECTION 5.11	Intellectual Property.

The Borrower will, and will cause each of its Subsidiaries to:

(a)
maintain all necessary registration and applications for registration for any Intellectual Property which is material for its business in good standing, including without limitation paying all fees and making all such filings as may be required from time to time;

(b)
notify the Administrative Agent if it knows, or has reason to know, of any application or registration relating to any Intellectual Property material to the business of any of the Loan Parties that may expire, become abandoned or dedicated to the public domain, or of any material adverse determination or development (including the institution of, or any such determination in, any proceeding in the Canadian Patent and Trade Mark Offices, the United States  Patent and Trade Mark Office or any court or tribunal in any country) regarding the ownership by any Loan Party of any material Intellectual Property or its right to register the same or to keep and maintain the same; and

(c)
report to the Administrative Agent registration, or any application for the registration, of any Intellectual Property material to the business of the Loan Parties taken as a whole with any intellectual property office in any Relevant Jurisdiction within 30 days after the last day of the fiscal quarter of the Borrower in which such application occurs (whether any such application is made by itself or through any agent, employee, licensee or designee).

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SECTION 5.12	Loan Party Assets and Revenues.

The Borrower and the other Loan Parties shall maintain (i) revenues, as of the end of any fiscal quarter, for the period of four consecutive fiscal quarters then ended, equal to or greater than 92.5% of the consolidated revenues of the Borrower and its Subsidiaries for such period, and (ii) assets, as of end of any fiscal quarter, equal to or greater than 92.5% of the consolidated total assets of the Borrower and its Subsidiaries as of the end of such fiscal quarter.

SECTION 5.13	Additional Barbados Security.

Upon the occurrence of a Default, at the request of the Administrative Agent (which request it shall make in its sole discretion), the Borrower shall, and shall cause Hythe Properties Incorporated to, within 10 Business Days from the date requested by the Administrative Agent (or by such later date agreed to by the Administrative Agent in writing in its sole discretion), (a) register, or cause its counsel to register, against title to Barbados Property, a mortgage in form and scope satisfactory to the Administrative Agent (in a principal amount not to exceed the fair market value of such property), (b) to the extent available on commercially reasonable terms, deliver to the Administrative Agent title insurance policies in respect of Barbados Property in form, scope and amount satisfactory to the Administrative Agent and, to the extent such a title insurance policy is not so available, cause its counsel to deliver a title opinion in respect of Barbados Property in form and scope satisfactory to the Administrative Agent, and (c) make, do, execute, and deliver or cause to be made, done, executed and delivered, all such further acts, deeds, certificates, assurances, legal opinions and things as may be necessary in the opinion of the Administrative Agent to perfect its Lien on the Barbados Property.

SECTION 5.14	Additional Mortgages

If any one or more of the Dublin Property, {Deleted} or the Mississauga Property is not sold by the applicable Loan Party on or before August 31, 2009 or by such later date as agreed to by the Administrative Agent in its sole discretion, or if the applicable Loan Party no longer intends to sell any one or more of such properties on or before August 31, 2009, the Borrower will, and will cause the applicable Loan Party to (a) provide to the Administrative Agent each of the items set out in Section 4.01(i) in respect of such property, (b) register, or cause its counsel to register, against title to each of such properties, a mortgage in form and scope satisfactory to the Administrative Agent on or before September 15, 2009 (or by such later date agreed to by the Administrative Agent in writing in its sole discretion, acting reasonably), and (c) to the extent available on commercially reasonable terms, deliver to the Administrative Agent title insurance policies in respect of each of such properties in form, scope and amount satisfactory to the Administrative Agent and, to the extent such a title insurance policy is not so available, cause its counsel to deliver a title opinion in respect of the applicable properties in form and scope satisfactory to the Administrative Agent, in each case, on or before September 15, 2009 (or by such later date agreed to by the Administrative Agent in writing in its sole discretion, acting reasonably).

SECTION 5.15	Additional Collateral; Further Assurances.

(a)
Subject to Applicable Law, the Borrower shall cause each Significant Subsidiary formed or acquired after the date of this Agreement in accordance with the terms of this Agreement to become a Loan Party by executing a Loan Guarantee (or a joinder agreement to an existing Loan Guarantee) in either case in form and substance satisfactory to the Administrative Agent.  Upon execution and delivery thereof, each such Person (i) shall automatically become a Guarantor hereunder and (subject to the terms of this Section 5.15) thereupon shall have all of the rights, benefits, duties, and obligations in such capacity under the Loan Documents and (ii) will grant Liens to the Administrative Agent, for the benefit of the Finance Parties, in any property of such Loan Party which constitutes Collateral.

74.

(b)
The Borrower will cause all of its issued and outstanding Equity Interests in each of its direct and indirect Significant Subsidiaries to be subject at all times to a first priority, perfected Lien in favour of the Administrative Agent as security for the Secured Obligations pursuant to the terms and conditions of the Loan Documents or other Security Documents as the Administrative Agent shall reasonably request.

(c)
Without limiting the foregoing, each Loan Party will, and will cause each Significant Subsidiary to, execute and deliver, or cause to be executed and delivered, to the Administrative Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and, if reasonably requested by Administrative Agent, other documents and such other actions or deliveries of the type required by Section 4.01, as applicable), which are required by law or which the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents, all at the expense of the Loan Parties.

(d)
If any material assets (including any real property) having a value in excess of $25,000,000 are acquired by any Loan Party after the Effective Date (other than assets constituting Collateral under the Security Documents that become subject to the Liens in favour of the Administrative Agent upon acquisition thereof), the Borrower will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, the Borrower will cause such assets to be subjected to a Lien securing the Secured Obligations and will take, and cause the applicable Loan Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (c) of this Section, all at the expense of the Loan Parties.

(e)
Notwithstanding the foregoing paragraphs of this Section 5.15, a Significant Subsidiary referred to above shall not be obliged to deliver a Loan Guarantee or the Security Documents referred to above for so long as it is prohibited by Applicable Law from doing so or if in the good faith opinion of the Administrative Agent the costs of granting such Loan Guarantee and Security Documents are not reasonable relative to the benefits to be received by the Finance Parties therefrom.

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SECTION 5.16	Post Closing Items.

The Loan Parties shall take or cause to be taken each action set forth on Schedule 5.16 and such action is to be completed within the time period set forth on Schedule 5.16 for such action, it being understood that the Administrative Agent may, in its sole discretion, grant extensions to the time period set forth thereon.

ARTICLE VI

Negative Covenants

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees  payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements shall have been reimbursed, the Borrower covenants and agrees with the Lenders that:

SECTION 6.01	Indebtedness.

The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(a)	Indebtedness created hereunder;

(b)
Indebtedness existing on the date hereof and set forth in Schedule 6.01 and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof;

(c)
Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary; provided that (i) Indebtedness of any Subsidiary that is not a Loan Party to the Borrower or any other Loan Party shall be subject to Section 6.04 and (ii) other than the Biovail SA Indebtedness, Indebtedness of the Borrower or any other Loan Party to any Subsidiary that is not a Loan Party shall be subordinated to the Secured Obligations on terms reasonably satisfactory to the Administrative Agent;

(d)
Guarantees by the Borrower of Indebtedness of any Subsidiary and by any Subsidiary of Indebtedness of the Borrower or any other Subsidiary; provided that (i) the Indebtedness so guaranteed is permitted by this Section 6.01, (ii) Guarantees by any Borrower or any other Loan Party of Indebtedness of any Subsidiary that is not a Loan Party shall be subject to Section 6.04 and (iii) Guarantees permitted under this clause (d) shall be subordinated to the Secured Obligations of the applicable Subsidiary on the same terms as the Indebtedness so guaranteed is subordinated to the Secured Obligations;

(e)
Indebtedness of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that (i) such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, and (ii) the aggregate principal amount of Indebtedness permitted by this clause (e) shall not exceed $40,000,000 at any time outstanding;

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(f)
Indebtedness of any Person that becomes a Subsidiary after the date hereof; provided that (i) such Indebtedness exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary and (ii) the aggregate principal amount of Indebtedness permitted by this clause (f) shall not exceed $25,000,000 at any time outstanding;

(g)	Indebtedness of the Borrower or any Subsidiary as an account party in respect of trade letters of credit;

(h)	Indebtedness evidenced by the Convertible Notes; and

(i)	any other unsecured Indebtedness including, for greater certainty only, any unsecured and deferred purchase price to be paid in respect of Permitted Acquisitions.

SECTION 6.02	Liens.

The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)	Permitted Encumbrances;

(b)
any Lien on any property or asset of the Borrower or any Subsidiary existing on the date hereof and set forth in Schedule 6.02; provided that (i) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(c)
any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof; and

(d)
Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (i) such security interests secure Indebtedness permitted by clause (e) of Section 6.01, (ii) such security interests and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring, constructing or improving such fixed or capital assets and (iv) such security interests shall not apply to any other property or assets of the Borrower or any Subsidiary.

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Notwithstanding anything to the contrary contained in this Agreement or any Collateral Document (including any provision for, reference to, or acknowledgement of, any Lien or Permitted Lien), nothing herein and no approval by the Administrative Agent or the Lenders of any Lien or Permitted Lien (whether such approval is oral or in writing) shall be construed as or deemed to constitute a subordination by the Administrative Agent or the Lenders of any security interest or other right, interest or Lien in or to the Collateral or any part thereof in favour of any Lien or Permitted Lien or any holder of any Lien or Permitted Lien.

SECTION 6.03	Fundamental Changes.

(a)
The Borrower will not, and will not permit any Subsidiary to, amalgamate with, merge into or consolidate with any other Person, or permit any other Person to amalgamate with, merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) any substantial part of its assets, or all or substantially all of the stock of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing (i) with the consent of the Administrative Agent not to be unreasonably withheld, any Guarantor may amalgamate with or merge into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) with the consent of the Administrative Agent not to be unreasonably withheld, any Guarantor may be continued from one form of jurisdiction to another, (iii) any Guarantor may merge into any other Guarantor in a transaction in which the surviving entity is a Guarantor, provided that any such merger involving a Person that is not a wholly owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04, (iv) any Person (other than the Borrower or any Guarantor) may amalgamate with or merge into any Subsidiary (other than a Guarantor) in a transaction in which the surviving entity is a Subsidiary, and (v) any Subsidiary may wind up, liquidate or dissolve if (x) the Borrower determines in good faith that such wind up, liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders and (y) in connection with any such wind up, liquidation or dissolution of a Loan Party, all the assets of such Loan Party are transferred to another Loan Party.

(b)
The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Borrower and its Subsidiaries on the date of execution of this Agreement and businesses reasonably related thereto.

SECTION 6.04	Investments, Loans, Advances, Guarantees and Acquisitions.

The Borrower will not, and will not permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned Subsidiary prior to such merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit, except:

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(a)	Permitted Investments;

(b)	Permitted Acquisitions;

(c)
investments by the Borrower in any Guarantor and by any Guarantor in any other Guarantor; provided that the Equity Interests evidencing such investments have been pledged in favour of the Administrative Agent and the certificates evidencing such Equity Interests have been delivered to the Administrative Agent together with stock transfer powers (executed in blank) with respect to same;

(d)	direct and indirect investments existing on the date hereof by the Borrower in any Subsidiary which is not a Guarantor; provided that such investments are identified on Schedule 3.17;

(e)	investments in existence on the date of this Agreement and described in Schedule 6.04;

(f)
loans or advances made by the Borrower to any Subsidiary and made by any Subsidiary to the Borrower or any Subsidiary, provided that (A) in the case of loans or advances from Loan Parties to Subsidiaries that are not Loan Parties, such loans and advances are made in the ordinary course of business and consistent with past practices and (B) the amount of such loans and advances made by Loan Parties to Subsidiaries that are not Loan Parties (together with outstanding Guarantees permitted under the proviso to Section 6.04(g)) shall not exceed $40,000,000 at any time outstanding (in each case determined without regard to any write-downs or write-offs);

(g)
Guarantees constituting Indebtedness permitted by Section 6.01, provided that (A) in the case of Guarantees by Loan Parties of Indebtedness of Subsidiaries that are not Loan Parties, such Guarantees are entered into in the ordinary course of business and consistent with past practices, and (B) the aggregate principal amount of Indebtedness of Subsidiaries that are not Loan Parties that is guaranteed by any Loan Party shall (together with outstanding intercompany loans permitted under the proviso to Section 6.04(f)) shall not exceed $40,000,000 at any time outstanding (in each case determined without regard to any write-downs or write-offs);

(h)	investments in the form of Swap Agreements permitted by Section 6.07;

(i)	investments constituting minority equity interests in Persons other than Subsidiaries of the Borrower not exceeding $25,000,000; and

(j)	other investments not exceeding $5,000,000 at any time.

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SECTION 6.05	Asset Sales.

The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it, nor will the Borrower permit any Subsidiary to issue any additional Equity Interest in such Subsidiary (other than to the Borrower or another Subsidiary in compliance with Section 6.04), except:

(a)
sales, transfers, leases, licenses and dispositions of (i) inventory and Intellectual Property in the ordinary course of business and (ii) used, obsolete, worn out, discontinued or surplus equipment or property (including Intellectual Property) in the ordinary course of business;

(b)
sales, transfers, leases and dispositions to any Borrower or any Subsidiary, provided that any such sales, transfers or dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.04 and Section 6.09;

(c)	sales, transfers and dispositions of accounts receivable in connection with the compromise, settlement or collection thereof;

(d)	sales, transfers and dispositions of Permitted Investments;

(e)	sale and leaseback transactions permitted by Section 6.06;

(f)
sales, transfers, leases and other dispositions of assets (other than Equity Interests in a Loan Party) that are not permitted by any other paragraph of this Section, provided that the aggregate fair market value of all assets sold, transferred or otherwise disposed of in reliance upon this paragraph (f) shall not exceed $25,000,000 during any fiscal year of the Borrower;

(g)	{Deleted}; and

(h)	sale of the Dublin Property, {Deleted} and the Puerto Rico Properties.

SECTION 6.06	Sale and Leaseback Transactions.

The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, except for (a) any such sale of any fixed or capital assets by the Borrower or any Subsidiary that is made on commercially reasonable terms and (b) any sale and leaseback of any one or more of the Manitoba Property, the Barbados Property or the Mississauga Property.

SECTION 6.07	Swap Agreements.

The Borrower will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure, and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

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SECTION 6.08	Restricted Payments; Certain Payments of Indebtedness.

(a)
The Borrower will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except (i) the Borrower may declare and pay dividends with respect to its Equity Interests payable in cash or by way of shares of its common stock, (ii) Subsidiaries may declare and pay dividends with respect to their Equity Interests, (iii) the Borrower may make Restricted Payments pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Borrower and its Subsidiaries, (iv) the Borrower may make Restricted Payments in respect of the Convertible Notes permitted by Section 6.08(b), and (v) the Borrower may purchase for cancellation or retire or otherwise acquire for value in any manner any of its own Equity Interests up to the maximum aggregate amount of $75,000,000 during any fiscal year of the Borrower, provided that no Default has occurred or could reasonably be expected to occur either before or after the making of such proposed Restricted Payment.

(b)
The Borrower will not, and will not permit any of its Subsidiaries to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i)	payment of Indebtedness created under the Loan Documents;

(ii)
payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness, other than payments in respect of the Subordinated Indebtedness prohibited by the subordination provisions thereof;

(iii)
unless a Default has occurred and is continuing, payment (a) on the surrender of the Convertible Notes as a result of the exercise of a right of conversion of the Convertible Notes by one or more holders thereof, (b) in the event of a fundamental change (as defined in the Information Memorandum), if a holder of Convertible Notes accepts a purchase offer (as defined in the Information Memorandum) of the Borrower with respect to such fundamental change, or (c) provided that the Total Debt to EBITDA Ratio (with EBITDA for such purposes being measured for the most recently completed four fiscal quarter period of the Borrower) is less than or equal to 2.00:1.00, determined both before and after the making of such proposed redemption, to redeem the Convertible Notes if the Borrower exercises a right of redemption as a result of becoming obligated to pay “additional amounts” (as defined in the Information Memorandum) under the circumstances described in the Information Memorandum which include for greater certainty the obligation of the Borrower to pay to the holders of any Converted Note additional amounts (which are more than a de minimis amount) as a result of any change from the date hereof in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from the date hereof in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) in respect of Canadian withholding tax;

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(iv)	refinancings of Indebtedness to the extent permitted by Section 6.01;

(v)	payment of secured Indebtedness that becomes due as a result of the voluntary sale or transfer of, or casualty with respect to, the property or assets securing such Indebtedness;

(vi)	payment of the Biovail SA Indebtedness to Biovail SA on or before July 17, 2009;

(vii)	payment of Indebtedness owed to the Borrower or any Subsidiary of the Company in accordance with the terms of any subordination provisions thereof; and

(viii)
payment of the Convertible Notes with Equity Interests of the Borrower as permitted by and in accordance with the Convertible Notes Indenture or conversion of the Convertible Notes to Equity Interests of the Borrower as permitted by and in accordance with the Convertible Notes Indenture.

SECTION 6.09	Transactions with Affiliates.

The Borrower will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Borrower and its wholly owned Subsidiaries not involving any other Affiliate and (c)  any Restricted Payment permitted by Section 6.08.

SECTION 6.10	Restrictive Agreements.

The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by this Agreement, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.10 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and (v) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

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SECTION 6.11	Amendment of Material Documents.

The Borrower will not, and will not permit any of its Subsidiaries to, amend, modify or waive any of its rights under (a) any agreement relating to any Subordinated Indebtedness or (b) its certificate of incorporation, articles, by-laws, operating, management or partnership agreement or other organizational documents, in each case, to the extent any such amendment, modification or waiver would not reasonably be expected to be adverse to the Lenders.

SECTION 6.12	Changes in Fiscal Periods.

The Borrower will not, and will not permit any of its Subsidiaries to, permit the fiscal year of such Loan Party to end on a day other than December 31 or change such Loan Party’s method of determining fiscal quarters or fiscal months.

SECTION 6.13	Capital of Loan Parties.

The Borrower shall not suffer or permit any of the other Loan Parties to issue further equity securities, unless such equity securities are:

(a)	issued to (A) the existing equity holder or (B) a Loan Party which has executed and delivered to the Administrative Agent a Security Document; and

(b)	pledged to the Administrative Agent pursuant to the Security Documents.

SECTION 6.14	Securities to be Pledged with Agent upon Request.

Notwithstanding any inconsistent term and conditions contained in the Security Documents, within five Business Days of a written request of the Administrative Agent, the certificates representing any further equity securities issued by any Loan Party (other than the Borrower) shall be delivered to the Administrative Agent, together with a stock transfer power (executed in blank) with respect to same.

SECTION 6.15	Regulation U or X.

The Borrower shall not, and shall not suffer or permit any Subsidiary to, engage in the business of extending credit for the purpose of purchasing or carrying margin stock.  The Borrower shall not use any of the proceeds of any credit extended hereunder to “purchase” or “carry” any “margin stock” as defined in Regulation U of the Board.

SECTION 6.16	Material Contracts.

The Borrower will not, and will not permit any Subsidiary to, cancel or terminate any Material Contract or amend or otherwise modify any Material Contract, or waive any default or breach under any Material Contract, or take any other action in connection with any Material Contract that in any such instance would have a Material Adverse Effect.

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SECTION 6.17	Acquisitions.

The Borrower will not, and will not permit any Subsidiary to, make or commit to make any Acquisition other than Permitted Acquisitions.

SECTION 6.18	Change in Control.

The Borrower will not permit a Change in Control to occur except with the prior written consent of the Administrative Agent and the Required Lenders, which consent shall not be unreasonably withheld.

SECTION 6.19	Excluded Subsidiaries.

The Borrower will not, and will not permit any Subsidiary to, permit any Subsidiary that is not a Guarantor to have any assets with an aggregate value of more than $35,000,000.  The Borrower will not, and will not permit any Subsidiary to, sell, transfer, lease or otherwise dispose of the Equity Interests it holds in Biovail Insurance or Biovail Lux.

SECTION 6.20	Biovail Insurance.

The Borrower will not permit Biovail Insurance to (i) carry on any business other than the business of an Exempt Insurance Company as defined under the Exempt Insurance Act of Barbados for the purpose of self-insuring the Borrower and its Subsidiaries or (ii) cancel, terminate or otherwise amend or modify the Biovail Insurance Trust Indenture.

SECTION 6.21	Pharma Pass SA.

Pharma Pass SA shall not (i) engage in any business other than in connection with the Pharma Pass SA Contracts, or (ii) cancel, terminate or amend or otherwise modify the Pharma Pass SA Contracts, or waive any default or breach under any of the Pharma Pass SA contracts, or take any other action in connection with any of the Pharma Pass SA Contracts that in any such instance could reasonably be expected to cause a Material Adverse Effect.

SECTION 6.22	Biovail SA., Biovail Lux and Biovail UK. and Biovail SA Indebtedness

The Borrower will not permit Biovail SA, Biovail Lux or Biovail UK to engage in any business of any kind, other than the business conducted by each such Subsidiary as of the date hereof.  The Borrower will, and will cause Biovail Laboratories International SRL to, repay the Biovail SA Indebtedness to Biovail SA on or before July 17, 2009.

SECTION 6.23	Minimum Interest Coverage Ratio.

The Loan Parties will not permit the ratio of EBITDA of the Borrower and its Subsidiaries (on a consolidated basis) to cash Interest Expense on the last day of any fiscal quarter, determined for any period of four consecutive fiscal quarters ending on the last day of each fiscal quarter, to be less than the ratio of 3.00 to 1.00.

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SECTION 6.24	Maximum Total Debt to EBITDA Ratio.

The Loan Parties will not permit the Total Debt to EBITDA Ratio on the last day of any fiscal quarter, determined for any period of four consecutive fiscal quarters ending on the last day of each fiscal quarter, to be greater than the ratio of 2.50 to 1.00.

SECTION 6.25	Minimum Equity.

The Loan Parties will not permit the Adjusted Equity of the Borrower (on a consolidated basis), on the last day of any fiscal quarter, to be less than $1,000,000,000.

ARTICLE VII

Events of Default

SECTION 7.01

If any of the following events (“Events of Default”) shall occur:

(a)
the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)
the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five (5) Business Days;

(c)
any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect when made or deemed made;

(d)
the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02, Section 5.03 (with respect to the existence of any Loan Party), Section 5.04, Section 5.07(a) or Section 5.08 or in Article VI;

(e)
the Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after the earlier of any Loan Party’s knowledge thereof or notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender);

(f)
the Borrower or any Subsidiary shall fail to make any principal payment in respect of any Material Indebtedness, when and as the same shall become due and payable and such failure shall continue unremedied for a period of two (2) Business Days;

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(g)
the Borrower or any Subsidiary shall fail to pay any interest, any fee or any other amount (other than an amount referred to in clause (f) above) in an amount greater than $1,000,000 in respect of any Material Indebtedness, when and as the same shall become due and payable and such failure shall continue unremedied for a period of five (5) Business Days;

(h)
any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity and, in each case, such Material Indebtedness is not repaid on the date it becomes due; provided that this clause (h) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(i)
an involuntary case or proceeding (including the filing of any notice of intention in respect thereof) shall be commenced or an involuntary petition shall be filed against any Loan Party or any Subsidiary of any Loan Party under any Insolvency Law, any incorporation law or any other Applicable Law in any jurisdiction in respect of:

(i)	its bankruptcy, liquidation, winding-up, dissolution or suspension of general operations,

(ii)	the composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of its debts or obligations,

(iii)
the appointment of a trustee, interim receiver, receiver, receiver and manager, liquidator, administrator, custodian, sequestrator, agent or other similar official for a Loan Party, or for all or a substantial part of the assets of a Loan Party or any Subsidiary of any Loan Party, or

(iv)
possession, foreclosure, seizure or retention, sale or other disposition of, or other proceedings to enforce security over, all or any substantial part of the assets, of any Loan Party or any Subsidiary of any Loan Party,

and such case or proceeding shall remain undismissed or unstayed for 60 days or more or such court shall enter a decree or order granting the relief sought in such case or proceeding;

(j)
any Loan Party or any Subsidiary of any Loan Party (i) files a plan of arrangement, proposal, petition or application seeking relief under any Insolvency Law or makes an assignment into bankruptcy, or (ii) commences on a voluntary basis, or fails to contest in a timely and appropriate manner or consents to the institution of any proceeding referred to in paragraph (i) above or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustee or sequestrator (or similar official) of such Loan Party or Subsidiary or of all or any substantial part of such Loan Party’s or Subsidiary’s assets, or (iii) makes an assignment for the benefit of creditors, (iv) takes any action in furtherance of any of the foregoing or of any of the proceedings referred to in paragraph (i), or (v) admits in writing its inability to, or is generally unable to, pay its debts as such debts become due or is otherwise insolvent;

86.

(k)
(i) any Loan Party or any of its Subsidiaries shall, directly or indirectly, terminate or cause to terminate, in whole or in part, or initiate the termination of, in whole or in part, any Canadian Pension Plan so as to result in any liability which could reasonably be expected to have a Material Adverse Effect; (ii) any event or condition exists in respect of any Canadian Pension Plan which could reasonably be expected to have a Material Adverse Effect; (iii) any Loan Party or any of its Subsidiaries shall fail to make minimum required contributions to amortize any funding deficiencies under a Canadian Pension Plan within the time period set out in Requirements of Laws or fail to make a required contribution under any Canadian Pension Plan or Canadian Benefit Plan which could result in the imposition of a Lien upon the assets of any Loan Party or any of its Subsidiaries that could reasonably be excepted to have a Material Adverse Effect; or (iv) any Loan Party or any of its Subsidiaries makes any improper withdrawals or applications of assets of a Canadian Pension Plan or Canadian Benefit Plan which could reasonably be expected to have a Material Adverse Effect;

(l)
one or more judgments for the payment of money in an aggregate amount in excess of $50,000,000 shall be rendered against the Borrower, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Subsidiary to enforce any such judgment;

(m)
an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(n)
any Loan Guarantee shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Loan Guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of the Loan Guarantee to which it is a party, or any Guarantor shall deny that it has any further liability under the Loan Guarantee to which it is a party, or shall give notice to such effect;

(o)
any Collateral Document shall for any reason fail to create a valid and perfected first priority security interest in any Collateral purported to be covered thereby, except as permitted by the terms of any Collateral Document, or any Collateral Document or the perfection thereof shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Collateral Document, or any Loan Party shall fail to comply with any of the terms or provisions of any Collateral Document; or

87.

(p)
any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Loan Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms);

then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times:  (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become  due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.  Upon the occurrence and the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the UCC and the PPSA.

ARTICLE VIII

The Administrative Agent

Each of the Lenders, the Swingline Lender and the Issuing Bank hereby irrevocably appoints the Administrative Agent as its agent and to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof and thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity and such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder and without any duty to account to the Lenders.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein.  Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity.  The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or wilful misconduct.  The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of a Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

88.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise communicated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated.  However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any of the other Loan Documents by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates.  The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The provisions of this Article and the other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

89.

Notwithstanding any other provision of this Agreement, the Proceeds of Realization of the Loan Guarantees and the Collateral Documents or any portion thereof shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Proceeds of Realization being applied and distributed, as follows:

(i)
firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under any of the other Loan Documents and in payment of all of the remuneration of any receiver, interim receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Collateral or any part thereof (a “Receiver”) and all costs and expenses properly incurred by such Receiver (including all legal fees and disbursements) in the exercise of all or any powers granted to it under the Loan Guarantees and the Collateral Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Loan Guarantees and the Collateral Documents and any interest thereon;

(iii)
thirdly, to the payment or prepayment of the Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with the relative amount of the Secured Obligations owing to each of them; and

(iv)	the balance, if any, to the Borrower or otherwise in accordance with Applicable Law.

The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit and having an office in Toronto, Ontario, or an Affiliate of any such Lender with an office in Toronto, Ontario.

If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in the paragraph above, provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

90.

Upon a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph).  The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor.  After the termination of the service of the former Administrative Agent, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their respective Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document, any related agreement or any document furnished hereunder or thereunder.

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents).  Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents).  Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.  Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

91.

ARTICLE IX

Miscellaneous

SECTION 9.01	Notices.

(a)
Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i)	if to the Borrower, to it at 7150 Mississauga Road, Mississauga, Ontario L5N 2M5, Attention of Chief Financial Officer (Telecopy No. 905-286-xxxx);

(ii)
if to the Administrative Agent, to JPMorgan Chase Bank, N.A., Toronto Branch, Loan and Agency Services Group, 200 Bay Street, Fl 18, Toronto, M5J 2J2  Canada, Attention of Indrani Lazarus (Telecopy No. 416-981-xxxx), with a copy to JPMorgan Chase Bank, N.A., Toronto, Branch, 10 South Dearborn Street, Mail Code: IL1-0364, 9th Floor, Chicago, IL, Attention of Michelle Reese (Telecopy No. 312-325-xxxx);

(iii)
if to the Issuing Bank, to it at 200 Bay Street, Fl 18, Toronto, M5J 2J2  Canada, Attention of Indrani Lazarus (Telecopy No. 416-981-xxxx), with a copy to JPMorgan Chase Bank, N.A., Toronto, Branch, 10 South Dearborn Street, Mail Code: IL1-0364, 9th Floor, Chicago, IL, Attention of Michelle Reese (Telecopy No. 312-325-xxxx);

(iv)
if to the Swingline Lender, to it at 200 Bay Street, Fl 18, Toronto, M5J 2J2  Canada, Attention of Indrani Lazarus (Telecopy No. 416-981-xxxx), with a copy to JPMorgan Chase Bank, N.A., Toronto, Branch, 10 South Dearborn Street, Mail Code: IL1-0364, 9th Floor, Chicago, IL, Attention of Michelle Reese (Telecopy No. 312-325-xxxx); and

(v)	if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

92.

(b)
Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender.  The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)
Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto.  All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.02	Waivers; Amendments.

(a)
No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b)
Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) change Section 2.19(b) or Section 2.19(c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, or (v) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the  written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be.

93.

(c)
The Lenders hereby irrevocably authorize the Administrative Agent, at its option and in its sole discretion, to release any Liens granted to the Administrative Agent by the Loan Parties on any Collateral (i) upon the termination of all Commitments, and the payment and satisfaction in full in cash and/or the cash collateralization of all Secured Obligations, (ii) constituting property being sold or disposed of if the Loan Party disposing of such property certifies to the Administrative Agent that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry), and to the extent that the property being sold or disposed of constitutes 100% of the Equity Interest of a Subsidiary, the applicable Administrative Agent is authorized to release any Loan Guaranty provided by such Subsidiary, (iii) constituting property leased to a Loan Party under a lease which has expired or been terminated in a transaction permitted under this Agreement, (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII or (v) to otherwise facilitate a transaction expressly permitted by this Agreement.  Except as provided in the preceding sentence, the Administrative Agent will not release any Liens on Collateral without the prior written authorization of each of the Lenders, such authorization not to be unreasonably withheld; provided that, the Administrative Agent may in its discretion, release its Liens on Collateral valued in the aggregate not in excess of $25,000,000 during any calendar year without the prior written authorization of any of the Lenders.  Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.

94.

SECTION 9.03	Expenses; Indemnity; Damage Waiver.

(a)
The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender, including the reasonable fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)
The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), the Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or any Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the Transactions or any other transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory whether brought by a third party or by a Loan Party and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if such Loan party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction.

95.

(c)
To the extent that the Borrower for any reason fails to indefeasibly pay any amount required to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent (and any sub-agent thereof), the Issuing Bank or the Swingline Lender, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any sub-agent thereof), the Issuing Bank or the Swingline Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d)
To the fullest extent permitted by Applicable Law, neither the Borrower nor any other Loan Party shall assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby (or any breach thereof), the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.  No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)
All amounts due under this Section shall be payable promptly after written demand therefor.  A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

SECTION 9.04	Successors and Assigns.

(a)
The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by the Borrower or any other Loan Party without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

96.

(b)	(i)
Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

A.
the Borrower, provided that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee;

B.
the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of any Commitment to an assignee that is a Lender with a Commitment immediately prior to giving effect to such assignment; and

C.	the Issuing Bank.

(ii)	Assignments shall be subject to the following additional conditions:

A.
except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

B.
each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

C.	the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500;

97.

D.
the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more Credit Contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower, the Loan Parties and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and Applicable Law, including federal, provincial, territorial and state securities laws; and

E.
except in the case of an assignment to a Lender, at the request of the Administrative Agent (which request shall be in its sole discretion), the Borrower shall cause its legal counsel to deliver to the assignee either an opinion in form and substance comparable (in the sole discretion of the Administrative Agent and its counsel) to the opinion delivered by the U.S. counsel of the Borrower on the date hereof or a reliance letter in form and substance satisfactory to the Administrative Agent entitling the assignee to rely on such opinion letter.

For the purposes of this Section 9.04(b), the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(iii)
Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 2.15, Section 2.17, Section 2.18, and Section 9.03).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)
The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent, the Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

98.

(v)
Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.05(c), Section 2.06(d), Section 2.06(e), Section 2.07(b), Section 2.19(d) or Section 9.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon.  No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)	(i)
Any Lender may, without the consent of the Borrower, the Administrative Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant.  Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 2.15, Section 2.17 and Section 2.18 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.19(c) as though it were a Lender.

99.

(ii)
A Participant shall not be entitled to receive any greater payment under Section 2.15 or Section 2.18 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.  A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.18 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.18(e) as though it were a Lender.

(d)
Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.05	Survival.

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments  delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated.  The provisions of Section 2.15, Section 2.17, Section 2.18 and Section 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 9.06	Counterparts; Integration; Effectiveness; Electronic Execution.

(a)
This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

100.

(b)
The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

SECTION 9.07	Severability.

Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08	Right of Setoff.

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Loan Party against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application.  If any Affiliate of a Lender exercises any rights under this Section, it shall share the benefit received in accordance with Section 2.19(c) as if the benefit had been received by the Lender of which it is an Affiliate.

SECTION 9.09	Governing Law; Jurisdiction; Consent to Service of Process.

(a)	This Agreement shall be construed and interpreted in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

101.

(b)
Each of the Borrower and the other Loan Parties hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the Province of Ontario and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower, the other Loan Parties or their respective properties in the courts of any jurisdiction.

(c)
Each of the Borrower and the other Loan Parties hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)
Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10	WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11	Headings.

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

102.

SECTION 9.12	Confidentiality.

(a)
Each of the Administrative Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel, representatives and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Law or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii)  any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, the Issuing Bank or any Lender on a non-confidential basis from a source other than the Borrower.  For the purposes of this Section, “Information” means all information received from the Borrower relating to the Borrower or its business, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a non-confidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(b)
EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN SECTION 9.12(a) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWER AND  ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL, PROVINCIAL AND STATE SECURITIES LAWS.

(c)
ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWER, THE LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES.  ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW.

103.

SECTION 9.13	Several Obligations; Non-reliance; Violation of Law.

The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Each Lender hereby represents that it is not relying on or looking to any margin stock for the repayment of the Borrowings provided for herein.  Anything contained in this Agreement to the contrary notwithstanding, neither the Issuing Bank nor any Lender shall be obligated to extend credit to the Borrowers in violation of any Applicable Law.

SECTION 9.14	Disclosure.

Each Loan Party and each Lender hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with any of the Loan Parties and their respective Affiliates.

SECTION 9.15	Currency of Payment.

(a)
All outstanding Borrowings relating to Prime Rate Loans, BA Loans, BA Equivalent Loans and LC Disbursements in respect of letters of credit issued in Canadian Dollars together with all interest and fees and other Obligations relating thereto shall accrue and be payable by the Borrower in Canadian dollars.  All outstanding Borrowings relating to ABR Loans, Eurodollar Loans or LC Disbursements in respect of letters of credit issued in any other currency together with all interest and fees and other Obligations relating thereto shall accrue and be payable by the Borrower in dollars. The obligations of the Borrower and the other Loan Parties hereunder and under the other Loan Documents to make payments in dollars or in Canadian dollars, as the case may be (the “Obligation Currency”), shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or a Lender of the full amount of the Obligation Currency expressed to be payable to the Administrative Agent or Lender under this Agreement or the other Loan Documents.  If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency being hereinafter referred to as the “Judgment Currency”) an amount due in the Obligation Currency, the conversion shall be made, at the Administrative Agent’s quoted rate of exchange prevailing, in each case, as of the date immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).

104.

(b)
If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, the Loan Parties each covenant and agree to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.  Any amount due from a Loan Party under this Section 9.15 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(c)	For purposes of determining the prevailing rate of exchange, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.

SECTION 9.16	Canadian Anti-Money Laundering Legislation.

(a)
The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable Canadian anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders, the Issuing Bank and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower and its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby and in that regard, without limiting the generality of the foregoing, may require that the authorized signing officers of each of the relevant Loan Parties who will be signing this Agreement, and other Loan Documents (each, a “signatory”) shall have made themselves available to the Administrative Agent in person, and shall have produced to the Administrative Agent a minimum of two unexpired identification documents (at least one of which must be a birth certificate, driver’s license, passport, provincial health insurance card, if permitted by the applicable provincial law, or other government-issued document) and permitted examination and the making of copies of same with a view to the Administrative Agent gathering the full names of, and the dates of birth of each such signatory, the type of identification document examined, the reference numbers of each of the identification documents examined (collectively, the “Personal Information”) and such Personal Information (together with photocopies of each identification document examined) shall have been provided to the Administrative Agent on or prior to the closing date.  The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender, the Issuing Bank or the Administrative Agent, or any prospective assignee or participant of a Lender, the Issuing Bank or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

105.

(b)	If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(i)
shall be deemed to have done so as an agent for each Lender and the Issuing Bank (and to hold on behalf of the Lenders and the Issuing Bank for their review upon reasonable request from time to time), and this Agreement shall constitute a “written agreement” in such regard between each Lender, the Issuing Bank and the Administrative Agent within the meaning of the applicable AML Legislation; and

(ii)	shall provide to each Lender and the Issuing Bank copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders and the Issuing Bank agrees that the Administrative Agent does not have any obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender or the Issuing Bank, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

SECTION 9.17	USA PATRIOT ACT.

Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

[The remainder of this page has been intentionally left blank.]

106.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BIOVAIL CORPORATION

By:	/s/ Margaret Mulligan
Name: Margaret Mulligan
Title: Senior Vice President and Chief Financial Officer

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Administrative Agent

By:	/s/ Robert S. Sheppard
Name: Robert S. Sheppard
Title: Vice President, Mid-Corporate Credit

LENDERS

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

By:	/s/ Robert S. Sheppard
Name: Robert S. Sheppard
Title: Vice President, Mid-Corporate Credit

THE BANK OF NOVA SCOTIA

By:	/s/ James J. Rhee
Name: James J. Rhee
Title: Director

By:	/s/ Chad Graves
Name: Chad Graves
Title: Associate Director

NATIONAL BANK OF CANADA

By:	/s/ Ian Gillespie
Name: Ian Gillespie
Title: Managing Director

By:	/s/ Ben Ciallella
Name: Ben Ciallella
Title: Director

HSBC BANK CANADA

By:	/s/ John Davis
Name: John Davis
Title: Assistant Vice President, Commercial Banking

By:	/s/ Douglas Brandes
Name: Douglas Brandes
Title: Assistant Vice President, Commercial Banking

THE TORONTO-DOMINION BANK

By:	/s/ Nigel Sharpley
Name: Nigel Sharpley
Title: Senior Manager

By:	/s/ Abdallah Dajani
Name: Abdallah Dajani
Title: Associate Vice President, Credit Management Commercial National Accounts

EXPORT DEVELOPMENT CANADA

By:	/s/ Olivier Bouchard
Name: Olivier Bouchard
Title: Financing Manager

By:	/s/ David Gauthier
Name: David Gauthier
Title: Financing Manager

SUNTRUST BANK

By:	/s/ Dana Dhaliwal
Name: Dana Dhaliwal
Title: Vice President

DEUTSCHE-BANK AG NEW YORK BRANCH

By:	/s/ Evelyn Thierry
Name: Evelyn Thierry
Title: Vice President

By:	/s/ Erin Morrissey
Name: Erin Morrissey
Title: Vice President

MORGAN STANLEY BANK, N.A.

By:	/s/ Melissa James
Name: Melissa James
Title: Authorized Signatory

SCHEDULE 1.01

SIGNIFICANT SUBSIDIARIES

Biovail Americas Corp.
Biovail Distribution Corporation
Biovail Pharmaceuticals LLC
Biovail Technologies Ltd.
BTA Pharmaceuticals, Inc.
Prestwick Pharmaceuticals, Inc.
Biovail Holdings International SRL
Biovail Laboratories International SRL

SCHEDULE 2.01

COMMITMENTS

Lender	Commitment
JPMorgan Chase Bank, N.A., Toronto Branch	$60,000,000
The Bank of Nova Scotia	$60,000,000
National Bank of Canada	$50,000,000
HSBC Bank Canada	$50,000,000
The Toronto-Dominion Bank	$50,000,000
Export Development Canada	$50,000,000
SunTrust Bank	$40,000,000
Deutsche Bank AG New York Branch	$25,000,000
Morgan Stanley Bank	$25,000,000
TOTAL	$410,000,000

SCHEDULE 3.05

PROPERTIES
	Property	Jurisdiction	Ownership (owned/leased/warehouse)
1.	Welches, Christ Church Barbados, BB17154	Barbados	Owned
2.	100 LifeSciences Parkway Steinbach, Manitoba, R5G 1Z7	Manitoba	Owned
3.	460 Comstock Road Scarborough, Ontario, M1L 4R6	Ontario	Owned
4.	7150 Mississauga Road Mississauga, Ontario, L5N 8M5	Ontario	Owned
5.	Avenue Iterregui Street Blot #34 Sabano Abaja Industrial Park Caroline, Puerto Rico, 00983	Puerto Rico	Owned
6.	State Road No. 698 Kilometer 0.8, Barrio Mameyal Dorado, Puerto Rico, 00646	Puerto Rico	Owned
7.	51 Villa de Golf Este Dorado del Mar Dorado, Puerto Rico, 00646	Puerto Rico	Owned
8.	Lake Drive Unit 3200 Citywest Business Campus Dublin 24, Ireland	Ireland	Owned
9.	Marginal Expreso Baldprioty de Castro Km. 11.6 Sections 2 & 3 of Lots 11, 12 and 13 Sabana Abajo Industrial Park Carolina, Puerto Rico, 00983	Puerto Rico	Leased
10.	450 Comstock Road Scarborough, Ontario, M1L 4S4	Ontario	Leased
11.	2488 Dunwin Drive Mississauga, Ontario, L5L 1J9	Ontario	Leased

	Property	Jurisdiction	Ownership (owned/leased/warehouse)
12.	6120 Midfield Road Mississauga, Ontario, L5P 1B1	Ontario	Leased
13.	689 Warden Avenue Units 1, 1A, 2, 2 Scarborough, Ontario, M1L 4R6	Ontario	Leased
14.	700 US Highway 202/206 North Bridgewater, New Jersey USA 08807	New Jersey	Leased
15.	3701 Concorde Parkway Suites 100 and 800, Building 6/5A Chantilly, Virginia USA 20151	Virginia	Leased
16.	3725 Concorde Parkway Suit 1500, Building 8 Chantilly, Virginia USA 20151	Virginia	Leased
17.	Lynden – CPDN Calgary 4441 76th Avenue SE West Building Calgary, Ontario, T2C 2G8	Alberta	Warehouse
18.	Lynden – CPDN Delta 7403 Progress Way Delta, British Columbia, V4G 1E7	British Columbia	Warehouse
19.	UPS SCS, Inc. 989-A Keewatin Street Winnipeg, Manitoba, R2X 2X4	Manitoba	Warehouse
20.	Lynden – CPDN Toronto 10 Corinne Court Vaughan, Ontario, L4K 4T7	Ontario	Warehouse
21.	Contract Pharmaceuticals Limited (CPL) 7600 Danbro Crescent Mississauga, Ontario, L5N 6L6	Ontario	Warehouse
22.	McKesson Outsource Logistics (MLS) 109 Summerlea Road Brampton, Ontario, L6T 4P6	Ontario	Warehouse

	Property	Jurisdiction	Ownership (owned/leased/warehouse)
23.	Sharp 23 Carland Road Conshohocken, Pennsylvania	Pennsylvania	Warehouse
24.	DDN/Oberfel 4580 Mendenhall Road Memphis, Tennessee USA 38151	Tennessee	Warehouse
25.	1209 Orange Street Wilmington, Delaware USA 19801	Delaware	Registered address.
26.	4, rue Marivaux 75002 Paris, France	France	Registered address.
27.	8-10 Rue Mathias Hardt L-1717 Luxembourg	Luxembourg	Registered address.
28.	C/O Treuhand-und Revisionsgesellschaft Zug, Baarerstrasse 112, CH-6302 Zug, Switzerland	Switzerland	Registered address.

SCHEDULE 3.06

DISCLOSED MATTERS

Parties	Court and Case No.	Date Action Commenced
PATENT LITIGATION
Purdue et al. v. Par Pharmaceuticals, Inc. (Note: Biovail is not a party)	United States District Court for the District of Delaware C.A. No. 07-255	May 9, 2007
Impax ats. Biovail Corporation (Note: Biovail is not a party)	United States District Court for the District of Delaware Court File No. 08-519 JJF	September 10, 2008
Novopharm Limited and The Minister of Health ats GlaxoSmithKline and The Wellcome Foundation Limited	Federal Court of Canada Court File No. T-505-03 and T-307-04	March 31, 2003
Novopharm v. Biovail	Federal Court of Canada T-1717-08	November 7, 2008
RhoxalPharma Inc. et al ats. Biovail Corporation et al	Federal Court of Canada Court File No. T-691-04	April 1, 2004
Biovail Corporation ats Sandoz Canada Inc. (formerly RhoxalPharma) et al.	Federal Court of Canada Court File No. T-1245-06	2006
Biovail Corporation v. Sandoz Canada Inc. (formerly RhoxalPharma) et al	Federal Court of Canada Court File No. T-214-06	August 1, 2006
Biovail Corporation et al v. Apotex Inc. Corporation	Federal Court of Canada T-118-08	January 23, 2008
Wyeth v. Biovail Corporation et al	United States District Court for the District of Delaware C.A. No. 08-390	June 27, 2008
Abbott Laboratories et al v Biovail Laboratories International et al and Elan et al. v. Biovail et al.	United States District Court for the District of New Jersey Civil Action No. 08 CV 6274 and Civil Action No. 08-CV-05412	November 3, 2008
Sun Pharmaceuticals ats. Biovail	United States District Court District of New Jersey Court File No.: 2:08-04005-SDW	August 8, 2008
AstraZeneca v. Biovail	United States District Court District of New Jersey	January 9, 2009
REGULATORY INVESTIGATIONS & RELATED SECURITIES LITIGATION
EDNY Investigation	None	N/A
Office of Inspector General Investigation/USAO proceeding Re: P.L.A.C.E. Program	U.S. Attorney’s Office for the District of Massachusetts	July 24, 2003 (Note: Matter is settled. Plea hearing in August 2009)

GENERAL LITIGATION MATTERS
Biovail Corporation v.
S.A.C. Capital Management
LLC, S.A.C. Capital Advisors,
LLC, S.A.C. Capital Associates
LLC, S.A.C. Healthco Funds,
LLC, Sigma Capital Management,
LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, In., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle and does 1 through 50
	Superior Court, Essex County, New Jersey Case File No. L-1583-06	February 22, 2006
HSU, Tom v. Biovail Corporation et al	The Supreme Court of British Columbia Court File No. S051052 Vancouver Registry	February 23, 2005
Various Counties in New York State, City of New York, State of Alabama, State of Mississippi	In the Plaintiffs’ respective jurisdictions	Various
Forth Worth Employees’ Retirement Fund et al v. Biovail Corporation	United States District Court Southern District of New York Civil Action No. 08 CIV 8592	October 1, 2008 (Note: Matter dismissed with prejudice.)
Axxonis v. Prestwick	German Arbitral Proceedings	February 26, 2007
ANTI-TRUST LITIGATION
Nifedipine MDL Class Actions

(Adalat MDL Class Actions):

A.F. of L. - A.G.C. et al
v. Biovail et al (“BC”)
Meijer Inc. et al v. BC
SAJ Distributors, Inc.et al v. BC
Independent Drug Co. et al v. BC
Rochester Drug Cooperative et al v. BC
CVS Meridian, Inc. et al v. BC
Walgreen Co. et al v. BC
Maxi Drug, Inc. d/b/a/
Borroks Pharmacy v. BC

United States District Court for the District of Columbia

Multidistrict Litigation No.1515
Civil Action No.
03MS00223 RJL
Civil Action Nos.
1:02 CV 01343,
02 7852,
1:02 CV 01931,
1:03 CV 01354,
1:03 CV 01473,

1:02 CV 9089,
1:03 CV 0836,
1:06-cv-00532-RSL.
August 7, 2003 July 2, 2002 October 11, 2002 October 1, 2002 June 20 2003 July 3, 2002 November 14, 2002 February 5, 2003 March 21, 2006
Wellbutrin XL Anti-trust Class Actions:A8

Meijer, Inc. et al v. Biovail
Corporation et al (LEAD DIRECT
PURCHASER CONSOLIDATED CASE)
American Sales Company, Inc. v.
Biovail Corporation et al
WBXL Anti-trust Class Action
Rochester Drug Co-operative Inc. v.
Biovail Corporation et al
Plumbers & Pipefitters Local 572
Health & Welfare Fund v. Biovail
Corporation et al (LEAD INDIRECT PURCHASER  CONSOLIDATED CASE)
IBEW-NECA Local 505 Health &
Welfare Plan v. Biovail Corporation
et al
Painters District Council No. 30
Health & Welfare Fund v. Biovail
Corporation et al
Bricklayers et al v. Biovail et al.

Mechanical Contractors - United
Association Local 119 Health &
Welfare Plan v. Biovail Corporation et al

Eastern District of Pennsylvania
2:08-cv-02431-BWK

Eastern District of Pennsylvania
2:08-cv-02464-BWK

Eastern District of Pennsylvania
2:08-cv-02462-BWK
Eastern District of Pennsylvania
2:08-cv-02433-BWK

Eastern District of Pennsylvania
2:08-cv-02686-BWK

Eastern District of Pennsylvania
2:08-cv-02688-BWK

Eastern District of Pennsylvania
2:08-cv-03404-BWK
Eastern District of Pennsylvania
2:08-cv-02712-BWK
May 23, 2008 May 28, 2008 May 27, 2008 May 23, 2008 June 9, 2008 June 10, 2008 June 30, 2005 June 11, 2008
United States Environmental Protection Agency (SEPAL) Investigation (Carolina Facility) and related extrajudicial claim of Gillette and Biovail	N/A Matter related to Puerto Rico facility	Extrajudicial claims asserted in 2000.
PETRIK, Ruth	N/A Demand letter received from patient’s son.	N/A
CANN, Mary	N/A. Demand letter received from counsel.	March 1, 2007
LEDERER, Philip	Demand letter	N/A

SCHEDULE 3.12

CANADIAN BENEFIT PLANS AND CANADIAN PENSION PLANS

{Deleted}

SCHEDULE 3.14

MATERIAL CONTRACTS

{Deleted}

SCHEDULE 3.16

INSURANCE

{Deleted}

SCHEDULE 3.17

CAPITALIZATION AND SUBSIDIARIES

GUARANTORS

Entity	Issued and Outstanding Shares	Shareholder
Biovail Holdings International SRL	{Deleted}	Biovail Corporation
Biovail Laboratories International SRL	{Deleted}	Biovail Holdings International SRL
Hythe Property Incorporated	{Deleted}	Biovail Corporation
Biovail Americas Corp.	{Deleted}	Biovail Corporation
Biovail Distribution Corporation	{Deleted}	Biovail Americas Corp.
BTA Pharmaceuticals Inc.	{Deleted}	Biovail Americas Corp.
Biovail Technologies Ltd.	{Deleted}	Biovail Americas Corp.
Prestwick Pharmaceuticals, Inc.	{Deleted}	Biovail Americas Corp.
Biovail Pharmaceuticals LLC	{Deleted}	BTA Pharmaceuticals, Inc.

REGULATED SUBSIDIARY

Entity	Issued and Outstanding Shares	Shareholder
Biovail Insurance Incorporated	{Deleted}	Biovail Corporation

IMMATERIAL SUBSIDIARIES

Entity	Issued and Outstanding Shares	Shareholder
Biovail International S.à.r.l.	{Deleted}	Biovail Corporation
Biovail International Holdings Limited	{Deleted}	Biovail International S.à.r.l.
Biovail Technologies (Ireland) Limited	{Deleted}	Biovail International Holdings Limited
Biovail Technologies West Ltd.	{Deleted}	Biovail Corporation

Pharma Pass SA	{Deleted}	Biovail International S.à.r.l.
Biovail SA	{Deleted}	Biovail Corporation Jurg Schoch
Prestwick Pharmaceuticals Canada Inc.	{Deleted}	Prestwick Pharmaceuticals, Inc.

INACTIVE SUBSIDIARIES

Entity	Issued and Outstanding Shares	Shareholder
Biovail NTI Inc.	{Deleted}	Biovail Americas Corp.
Biovail U.K. Ltd.	{Deleted}	Biovail Laboratories International SRL
Fuisz Technologies Properties, Inc.	{Deleted}	Biovail Technologies Ltd.

SCHEDULE 3.20

AFFILIATE TRANSACTIONS

{Deleted}

SCHEDULE 3.27

INTELLECTUAL PROPERTY

{Deleted}

SCHEDULE 5.16

POST CLOSING ITEMS

{Deleted}

SCHEDULE 6.01

EXISTING INDEBTEDNESS

Credit Facility	Amount
Third amended and restated credit agreement dated as of June 2, 2008 with The Bank of Nova Scotia, as administrative agent, and the banks and financial institutions named therein.	$290 million.

SCHEDULE 6.02

EXISTING LIENS

{Deleted}

SCHEDULE 6.21

PHARMA PASS SA CONTRACTS

1.	Agreement dated December 30, 1994 between Pharma Pass SA and Ratiopharm GmbH for the development of Nifidepine product, as amended on September 24, 1997, November 17, 1997 and January 12, 1998; and

2.	Agreement dated November 22, 1996 between Pharma Pass SA and Les Laboratoires Fournier S.A. for the development of Fenofibrate product.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "Assignor") and [Insert name of Assignee] (the "Assignee").  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the "Assigned Interest").  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	______________________________
2.	Assignee:	______________________________
[and is an Affiliate/Approved Fund of [identify Lender]1 ]
3.	Borrower:	Biovail Corporation
4.	Administrative Agent:	JPMorgan Chase Bank, N.A., Toronto Branch.
5.	Credit Agreement:	Credit Agreement dated as of June <>, 2009 among Biovail Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent.

_________________________
1 Select as applicable.

6.	Assigned Interest:

Facility Assigned[2]	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[3]
	$	$	%
	$	$	%
	$	$	%

Effective Date:  _____________ ___, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more Credit Contacts to whom all syndicate-level information  (which may contain material non-public information about the Borrower, the Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the Assignee's compliance procedures and Applicable Law, including Federal and state securities laws.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Name

_________________________
2 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Commitment").
3 Set forth, to at least 9 decimals, as percentage of the Commitment/Loans of all Lenders thereunder.

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Name

Consented to and Accepted: JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Administrative Agent
By
Title:

By
Title:

Consented to:4 BIOVAIL CORPORATION
By
Title:

By
Title:

_________________________
4 To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, Issuing Bank) is required by the terms of the Credit Agreement.

ANNEX 1

Credit Agreement between Biovail Corporation, JPMorgan Chase Bank, N.A., Toronto Branch and the lenders party thereto from time to time dated as of June <>, 2009

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

(a) Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

(b) Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.
Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.  The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.
General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

EXHIBIT B

BORROWING REQUEST

BIOVAIL CORPORATION

JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent
200 Bay Street
Royal Bank Plaza, Floor 18
Toronto M57 2J2 Canada
Attn: __________________

____________________, 20____

Re:           Borrowing Request under Credit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Credit Agreement dated as of June ___, 2009 (as in effect from time to time, the "Credit Agreement") between Biovail Corporation (the "Borrower"), the Lenders from time to time party thereto, JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent (the "Administrative Agent") and the other agents and arrangers party thereto.  In accordance with Section 2.03 of the Credit Agreement, the Borrower hereby requests the following Borrowing be made:
Revolving Loan:

(1)	Aggregate Amount requested: (U.S.$/C$)	$________________

(2)	The effective date of the Borrowing:	_________________

(3)	The Type of Borrowing shall be:	_________________

(4)	The Interest Period of such Borrowing shall be (if applicable):	_________________

The Borrower certifies that all other conditions precedent provided for in the Credit Agreement to the granting or making of the Borrowing(s) requested herein have been satisfied.

[The remainder of this page has been intentionally left blank.]

Capitalized terms used above in this Borrowing Request are as defined in the Credit Agreement.

BIOVAIL CORPORATION

By:
Name
Title

EXHIBIT C

BA EQUIVALENT NOTE

[insert date]

FOR VALUE RECEIVED, the undersigned hereby promises to pay to the order of [name of Non-BA Lender] at its office at [insert address from Credit Agreement], the sum of _______________________ Dollars ($_______________________) in lawful money of Canadian on [insert date of maturity].

BIOVAIL CORPORATION

By:
Name
Title

By:
Name
Title

EXHIBIT D

FORM OF INCREASING LENDER SUPPLEMENT

INCREASING LENDER SUPPLEMENT, dated __________, 20___ (this "Supplement"), to the Credit Agreement, dated as of June __, 2009 (as may be amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Biovail Corporation (the "Borrower"), the Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent for the Lenders (the "Administrative Agent").

W I T N E S S E T H

WHEREAS, pursuant to Section 2.23 of the Credit Agreement, the Borrower has the right, subject to the terms and conditions thereof, to effectuate from time to time an increase in the aggregate Commitments under the Credit Agreement by requesting one or more Lenders to increase the amount of its Commitment;

WHEREAS, the Borrower has given notice to the Administrative Agent of its intention to increase the aggregate Commitments pursuant to such Section 2.23; and

WHEREAS, pursuant to Section 2.23 of the Credit Agreement, the undersigned Increasing Lender now desires to increase the amount of its Commitment under the Credit Agreement by executing and delivering to the Borrower and the Administrative Agent this Supplement;

NOW, THEREFORE, each of the parties hereto hereby agrees as follows:

1.           The undersigned Increasing Lender agrees, subject to the terms and conditions of the Credit Agreement, that on the date of this Supplement (a) the Increasing Lender shall have its Commitment increased by $[__________] (the "Commitment Increase"), thereby making the aggregate amount of its total Commitments equal to $[__________]. Schedule I attached hereto sets forth with respect to the Increasing Lender (after giving effect to this Supplement): (A) the amount of the Increasing Lender’s Commitment Increase, (B) the aggregate amount of the Increasing Lender’s Commitments, and (C) the Increasing Lender’s Applicable Percentage of all Loans and Commitments.

2.           The Borrower hereby represents and warrants that no Default or Event of Default has occurred and is continuing on and as of the date hereof.

3.           Terms defined in the Credit Agreement shall have their defined meanings when used herein. Except as expressly modified and supplemented by this Supplement, the terms and provisions of the Credit Agreement are ratified and confirmed and shall continue in full force and effect.  The Borrower, the Increasing Lender and the Administrative Agent (on behalf of the Lenders) agree that the Credit Agreement, as supplemented hereby, shall continue to be legal, valid, binding and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principals of equity, regardless of whether considered in a proceeding in equity or at law.  Any and all agreements, documents, or instruments now or hereafter executed and delivered pursuant to the terms hereof or pursuant to the terms of the Credit Agreement, as modified and supplemented hereby, are hereby amended so that any reference in such documents to the Credit Agreement shall mean a reference to the Credit Agreement, as modified and supplemented hereby.  The Borrower hereby acknowledges and agrees that the obligations, indebtedness and liabilities of the Borrower arising as a result of the increase in the Commitments contemplated hereby constitute "Obligations" and "Secured Obligations" as defined in the Credit Agreement, and are secured by and entitled to the benefits of the Credit Agreement and the Loan Documents. The Borrower hereby further ratifies and confirms the grant of the liens and security interests in the Collateral of the Borrower in favour of the Administrative Agent, for the benefit of itself, and the Finance Parties, pursuant to the Collateral Documents as security for the Secured Obligations.

5.           This Supplement shall be governed by, and construed in accordance with, the laws of the Province of Ontario.

6.           This Supplement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same document.

IN WITNESS WHEREOF, each of the undersigned has caused this Supplement to be executed and delivered by a duly authorized officer on the date first above written.

[INSERT NAME OF INCREASING LENDER]

By:
Name
Title

Accepted and agreed to as of the date first written above.

BORROWER:
BIOVAIL CORPORATION
By:
Name:
Title:

By:
Name:
Title:

ADMINISTRATIVE AGENT:
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, Individually as Administrative Agent, as Issuing Bank and as Swingline Lender
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I

NAME OF INCREASING LENDER	AMOUNT OF COMMITMENT INCREASE	AGGREGATE AMOUNT OF COMMITMENTS OF SUCH INCREASING LENDER	PERCENTAGE OF LOANS AND COMMITMENTS

CONSENT OF GUARANTORS

Each of the undersigned Guarantors: (i) consents and agrees to this Supplement; (ii) agrees that the terms and provisions of the Credit Agreement, and the terms and provisions of the Loan Documents to which it is a party are in full force and effect, continue to be its legal, valid and binding obligation enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principals of equity, regardless of whether considered in a proceeding in equity or at law, and are hereby ratified and confirmed; (iii) agrees that the obligations, indebtedness and liabilities of the Borrower arising as a result of the increase in the Commitments contemplated hereby constitute "Secured Obligations" (as defined in the Credit Agreement) guarantied by and entitled to the benefits of the Credit Agreement and secured by and entitled to the benefits of the Security Documents and the other Loan Documents; and (iv) ratifies and confirms the grant of the liens and security interests in the Collateral of such Guarantor in favour of the Administrative Agent, for the benefit of itself and the other Finance Parties, pursuant to the Loan Documents, as security for the Secured Obligations (as defined in the Credit Agreement).

BIOVAIL AMERICAS CORP.

By:
Name
Title

By:
Name
Title

BIOVAIL TECHNOLOGIES LTD.

By:
Name
Title

By:
Name
Title

BIOVAIL DISTRIBUTION CORPORATION

By:
Name
Title

By:
Name
Title

BTA PHARMACEUTICALS, INC.

By:
Name
Title

By:
Name
Title

BIOVAIL PHARMACEUTICALS LLC

By:
Name
Title

By:
Name
Title

PRESTWICK PHARMACEUTICALS INC.

By:
Name
Title

By:
Name
Title

BIOVAIL HOLDINGS INTERNATIONAL SRL

By:
Name
Title

By:
Name
Title

BIOVAIL LABORATORIES INTERNATIONAL SRL

By:
Name
Title

By:
Name
Title

HYTHE PROPERTY INCORPORATED

By:
Name
Title

By:
Name
Title

[OTHER GUARANTORS]

By:
Name
Title

By:
Name
Title

EXHIBIT E

FORM OF AUGMENTING LENDER SUPPLEMENT

AUGMENTING LENDER SUPPLEMENT, dated __________, 20___ (this "Supplement"), to the Credit Agreement, dated as of June __, 2009 (as may be amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Biovail Corporation (the "Borrower"), the Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent for the Lenders (the "Administrative Agent").

W I T N E S S E T H

WHEREAS, the Credit Agreement provides in Section 2.23 thereof that any bank, financial institution or other entity may extend Commitments under the Credit Agreement subject to the approval of the Borrower and the Administrative Agent, by executing and delivering to the Borrower and the Administrative Agent a supplement to the Credit Agreement in substantially the form of this Supplement; and

WHEREAS, the undersigned Augmenting Lender was not an original party to the Credit Agreement but now desires to become a party thereto;

NOW, THEREFORE, each of the parties hereto hereby agrees as follows:

1.  The undersigned Augmenting Lender agrees to be bound by the provisions of the Credit Agreement and agrees that it shall, on the date of this Supplement, become a Lender for all purposes of the Credit Agreement to the same extent as if originally a party thereto, with a Commitment of $[__________] thereby making the aggregate amount of its total Commitments equal to $[________]. Schedule I attached hereto sets forth with respect to the Augmenting Lender (after giving effect to this Supplement): (A) the amount of the Augmenting Lender’s Commitment, and (B) the Augmenting Lender’s Applicable Percentage of all Loans and Commitments.

2.  The undersigned Augmenting Lender (a) represents and warrants that it has full power and authority, and has taken all action necessary, to execute and deliver this Supplement and to consummate the transactions contemplated hereby and by the Credit Agreement and to become a Lender under the Credit Agreement; (b) confirms that it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01 thereof, as applicable, and has reviewed such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Supplement; (c) agrees that it will, independently and without reliance upon the Administrative Agent or any other Finance Party and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement or any other instrument or document furnished pursuant hereto or thereto; (d) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement or any other instrument or document furnished pursuant hereto or thereto as are delegated to the Administrative Agent by the terms thereof, together with such powers as are incidental thereto; (e) agrees that it will be bound by the provisions of the Credit Agreement and will perform in accordance with its terms all the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender; and (f) if it is a Foreign Lender, attached to this Supplement is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the undersigned.

3.  The undersigned’s address for notices for the purposes of the Credit Agreement is as follows:

[___________]

4.  The Borrower hereby represents and warrants that no Default or Event of Default has occurred and is continuing on and as of the date hereof.

5.  Terms defined in the Credit Agreement shall have their defined meanings when used herein.  Except as expressly modified and supplemented by this Supplement, the terms and provisions of the Credit Agreement are ratified and confirmed and shall continue in full force and effect. The Borrower, the Augmenting Lender and the Administrative Agent (on behalf of the Lenders) agree that the Credit Agreement, as supplemented hereby, shall continue to be legal, valid, binding and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principals of equity, regardless of whether considered in a proceeding in equity or at law. Any and all agreements, documents, or instruments now or hereafter executed and delivered pursuant to the terms hereof or pursuant to the terms of the Credit Agreement, as modified and supplemented hereby, are hereby amended so that any reference in such documents to the Credit Agreement shall mean a reference to the Credit Agreement, as modified and supplemented hereby. The Borrower hereby acknowledges and agrees that the obligations, indebtedness and liabilities of the Borrower arising as a result of the increase in the Commitments contemplated hereby constitute "Obligations" and "Secured Obligations" as defined in the Credit Agreement, and are secured by and entitled to the benefits of the Credit Agreement and the Loan Documents. The Borrower hereby further ratifies and confirms the grant of the liens and security interests in the Collateral of the Borrower in favour of the Administrative Agent, for the benefit of itself and the Finance Parties, pursuant to the Collateral Documents as security for the Secured Obligations.

6.  This Supplement shall be governed by, and construed in accordance with, the laws of the Province of Ontario.

7.  This Supplement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same document.

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IN WITNESS WHEREOF, each of the undersigned has caused this Supplement to be executed and delivered by a duly authorized officer on the date first above written.

[INSERT NAME OF AUGMENTING LENDER]

By:
Name
Title

Accepted and agreed to as of the date first written above.

BORROWER:
BIOVAIL CORPORATION
By:
Name:
Title:

By:
Name:
Title:

ADMINISTRATIVE AGENT:
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, Individually as Administrative Agent, as Issuing Bank and as Swingline Lender
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 1

NAME OF AUGMENTING LENDER	AMOUNT OF COMMITMENT	PERCENTAGE OF LOANS AND COMMITMENTS

CONSENT OF GUARANTORS

Each of the undersigned Guarantors: (i) consents and agrees to this Supplement; (ii) agrees that the terms and provisions of the Credit Agreement, and the terms and provisions of the Loan Documents to which it is a party are in full force and effect, continue to be its legal, valid and binding obligation enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principals of equity, regardless of whether considered in a proceeding in equity or at law, and are hereby ratified and confirmed; (iii) agrees that the obligations, indebtedness and liabilities of the Borrower arising as a result of the increase in the Commitments contemplated hereby constitute "Secured Obligations" (as defined in the Credit Agreement) guarantied by and entitled to the benefits of the Credit Agreement and secured by and entitled to the benefits of the Security Documents and the other Loan Documents; and (iv) ratifies and confirms the grant of the liens and security interests in the Collateral of such Guarantor in favour of the Administrative Agent, for the benefit of itself and the other Finance Parties, pursuant to the Loan Documents, as security for the Secured Obligations (as defined in the Credit Agreement).

BIOVAIL AMERICAS CORP.

By:
Name
Title

By:
Name
Title

BIOVAIL TECHNOLOGIES LTD.

By:
Name
Title

By:
Name
Title

BIOVAIL DISTRIBUTION CORPORATION

By:
Name
Title

By:
Name
Title

BTA PHARMACEUTICALS, INC.

By:
Name
Title

By:
Name
Title

BIOVAIL PHARMACEUTICALS LLC

By:
Name
Title

By:
Name
Title

PRESTWICK PHARMACEUTICALS, INC.

By:
Name
Title

By:
Name
Title

BIOVAIL HOLDINGS INTERNATIONAL SRL

By:
Name
Title

By:
Name
Title

BIOVAIL LABORATORIES INTERNATIONAL SRL

By:
Name
Title

By:
Name
Title

HYTHE PROPERTY INCORPORATED

By:
Name
Title

By:
Name
Title

[OTHER GUARANTORS]

By:
Name
Title

By:
Name
Title

EXHIBIT F

COMPLIANCE CERTIFICATE

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